Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock (Including the Associated Rights)

of

Vocus, Inc.

at

$18.00 Net Per Share

by

GTCR Valor Merger Sub, Inc.

a wholly owned subsidiary of

GTCR Valor Companies, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M., NEW YORK CITY TIME, ON FRIDAY, MAY 16, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2014 (the “Merger Agreement”), by and among GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), GTCR Valor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and Vocus, Inc., a Delaware corporation (“Vocus”), under which the Purchaser will be merged with and into Vocus (the “Merger”), with Vocus surviving the Merger as a wholly owned subsidiary of Parent.

The board of directors of Vocus has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Series A Purchase (as defined in this Offer to Purchase) and the Merger, are fair to, advisable and in the best interests of Vocus and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of shares of Vocus’s common stock, par value $0.01 per share (the “Common Stock”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (the “Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended, by and between Vocus and American Stock & Transfer Company, LLC, as rights agent (each share of Common Stock and the associated Rights are referred to herein as a “Share”), that, together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined herein), if any, represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon the exercise of options as to which notices of exercise have been received before the expiration of the Offer and for which shares of Common Stock have not been issued (the “Minimum Condition”). The Minimum Condition is determined without regard to Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement of such guarantee and may not be waived by the Purchaser without Vocus’s prior written consent. In addition to the Minimum Condition, the Offer is subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the receipt by Parent of proceeds under a debt commitment letter (the “Debt Commitment Letter”), dated April 6, 2014, from Jefferies Finance LLC (the “Debt Financing Source”), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Source has committed to lend the amounts set forth in the Debt Commitment Letter to Parent (the “Debt Financing”) for the purpose of funding the transactions contemplated by the Merger Agreement or the Debt Financing Source has confirmed to Parent or the Purchaser that the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the Merger, subject only to the satisfaction or waiver of the conditions to the Offer and the Merger and the funding of the equity financing required to complete the Offer and the Merger, (ii) the completion of the 15 consecutive business day marketing period for the Debt Financing, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) there not being any law or any order issued or granted by a governmental authority prohibiting the completion of the Offer or the other transactions contemplated by the Merger Agreement, and (v) since April 6, 2014, no material adverse effect on Vocus having occurred, which is continuing. See Section 14—“Conditions of the Offer.”

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal for Shares, the Letter of Transmittal for Employee Restricted Shares (collectively with the Letter of Transmittal for Shares, the “Letters of Transmittal”) and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

April 18, 2014

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For unrestricted Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For unrestricted Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal for Shares, have the stockholder’s signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 of the Letter of Transmittal for Shares;

•	deliver an Agent’s Message or the Letter of Transmittal for Shares (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For unrestricted Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares;

•	have the stockholder’s signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Shares; and

•	deliver the Letter of Transmittal for Shares (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

4.	For Shares that are subject to forfeiture restrictions, repurchase rights or other restrictions under Vocus’s equity plans (each, a “Restricted Share”) held by stockholders who are not current or former employees of Vocus (the “Non-Employee Restricted Shares”):

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares; and

•	deliver the Letter of Transmittal for Shares (or a manually signed facsimile) and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase.

5.	For Restricted Shares held by stockholders who are current or former employees of Vocus (the “Employee Restricted Shares”):

•	complete and sign the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Employee Restricted Shares;

•	have the stockholder’s signature on the Letter of Transmittal for Employee Restricted Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Employee Restricted Shares; and

•	deliver the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) and any other required documents (including, if issued, the certificates for such Shares) to the Depositary, at its address on the back cover of this Offer to Purchase.

6.	If you are tendering both unrestricted Shares and Employee Restricted Shares, you must deliver both Letters of Transmittal.

For unrestricted Shares, the Letter of Transmittal for Shares, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” are followed. For Restricted Shares, the appropriate Letter of Transmittal, the certificates (if applicable) for such Shares and any other required documents must be received by the Depositary before the expiration of the Offer. Restricted Shares may not be tendered by guaranteed delivery. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock (including restricted shares), par value $0.01 per share (the “Common Stock”) of Vocus, Inc. (“Vocus”), and the associated rights to purchase Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (the “Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended, by and between Vocus and American Stock & Transfer Company, LLC, as rights agent.

Price Offered Per Share:	$18.00 net to you in cash, without interest, subject to any withholding of taxes required by applicable law.

Scheduled Expiration of Offer:	9:30 a.m., New York City time, on Friday, May 16, 2014, unless extended.

The Purchaser:	GTCR Valor Merger Sub, Inc., a wholly owned subsidiary of GTCR Valor Companies, Inc.

Vocus Board Recommendation:	Vocus’s board of directors has recommended that you accept the Offer and tender your Shares (as defined below).

The following are some of the questions you, as a stockholder of Vocus, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the applicable Letter(s) of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the applicable Letter(s) of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser and, where appropriate, Parent.

Who is offering to buy my Shares?

Our name is GTCR Valor Merger Sub, Inc. We are a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. We were formed for the purpose of effecting the transactions contemplated by the Merger Agreement. The Purchaser and Parent are indirectly controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of Vocus and the associated Rights, which we refer to collectively as “Shares,” including Shares subject to forfeiture restrictions, repurchase rights or other restrictions under Vocus’s equity plans, which we refer to as “Restricted Shares.” See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $18.00, net to you in cash, which we refer to as the “Offer Price,” without interest, subject to any withholding of taxes required by applicable law, for each Share tendered and accepted for payment in the Offer. See Section 2—“Acceptance for Payment and Payment for Shares.”

What does the board of directors of Vocus think of the Offer?

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 6, 2014 (the “Merger Agreement”), by and among Parent, the Purchaser and Vocus. Vocus’s board of directors has: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the

i

Series A Purchase (as defined below) and the Merger, are fair to, advisable and in the best interests of Vocus and its stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that you accept the Offer and tender your Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

A more complete description of the reasons of the Vocus board of directors’ approval of the Offer and the Merger is set forth in Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9.

Have any Vocus stockholders agreed to tender their Shares?

Yes. Each of Okumus Fund Management Ltd., a Cayman Islands corporation (on behalf of itself and its controlled affiliates), Richard Rudman, the Chief Executive Officer, President and Chairman of Vocus, and Stephen Vintz, the Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Vocus has entered into a tender and stockholder support agreement with Parent and the Purchaser, which provides, among other things, that the respective stockholder will tender the Shares beneficially owned by such stockholder in the Offer. If the Offer is terminated or withdrawn by the Purchaser, or if the Merger Agreement is terminated prior to the purchase of the Shares in the Offer, Parent and the Purchaser will promptly return all the Shares tendered pursuant to these agreements. The Shares subject to the tender and stockholder support agreements represent 27.7% of the outstanding Shares as of April 7, 2014. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On April 4, 2014, the last trading day before we announced the execution of the Merger Agreement, the closing price of Vocus’s common stock reported on the NASDAQ Global Select Market was $12.18 per Share. On April 17, 2014, the last full day before commencement of the Offer, the closing price of Vocus’s common stock reported on the NASDAQ Global Select Market was $17.99 per Share. We advise you to obtain a recent quotation for Vocus’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

What are the Rights?

The Rights are rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, issued pursuant to Vocus’s Rights Agreement, dated as of May 13, 2013, as amended. The Rights were issued to all Vocus stockholders, but currently are not represented by separate share certificates. Instead, the Rights are represented by the certificate for your shares of Vocus Common Stock. Unless the rights are distributed to the holders of Common Stock of Vocus, a tender of your shares of Vocus Common Stock will include a tender of the associated Rights. If the Rights are distributed, a holder of shares of Common Stock of Vocus will need to tender one Right with each share of Common Stock tendered.

What is the Series A Purchase?

Immediately following the time the Purchaser accepts for payment Shares validly tendered in the Offer and prior to the exercise of the Top-Up Option (as defined below), if applicable, the Purchaser will purchase the outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Vocus (including the associated Rights, the “Series A Preferred Stock”) at a price per share of $77.30 pursuant to the Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014 (the “Series A Purchase Agreement”), by and among Parent, the Purchaser and JMI Equity Fund VI, L.P. (“JMI”), which we refer to as the “Series A Purchase.” Pursuant to the Series A Purchase Agreement, JMI has agreed that it will not convert its shares of Series A Preferred Stock into shares of Common Stock or tender Shares into the Offer.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $518 million to purchase all of the Shares pursuant to the Offer, to complete the Merger and the Series A Purchase, to pay certain amounts required to be paid to holders of Vocus options and holders of restricted stock units pursuant to the Merger Agreement, to pay related transaction fees and expenses, and to refinance certain indebtedness of Vocus at the closing of the Merger. Parent has obtained a debt commitment letter (the “Debt Commitment Letter”), dated April 6, 2014, from Jefferies Finance LLC (the “Debt Financing Source”), pursuant to which the Debt Financing Source has committed to provide debt financing (the “Debt Financing”), consisting of a senior secured first lien credit facility in an aggregate amount of up to $325 million (of which Parent is permitted to draw $185 million upon the completion of the Offer and the Merger) and a senior secured second lien credit facility in an aggregate amount of up to $115 million (of which Parent is permitted to draw $75 million upon the completion of the Offer and the Merger) . In addition, Parent has obtained from GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”), a commitment to provide, in the aggregate, $250 million (the “Equity Financing”). Parent will contribute or otherwise advance to the Purchaser the proceeds of the Equity Financing and the Debt Financing, which, together with cash on hand at Vocus (with respect to payments subsequent to the completion of the Merger), will be sufficient to purchase all of the Shares pursuant to the Offer, to complete the Merger and the Series A Purchase, to pay certain amounts required to be paid to holders of Vocus options and holders of restricted stock units pursuant to the Merger Agreement, to pay related transaction fees and expenses, and to refinance certain indebtedness of Vocus at the closing of the Merger.

Funding of the Debt Financing and the Equity Financing are subject to the satisfaction of certain conditions set forth in the commitment letters pursuant to which the Debt Financing and the Equity Financing will be provided. In the event that we do not receive the proceeds of the Debt Financing or the Debt Financing Source shall not have confirmed to us that the Debt Financing (or any alternative debt financing) shall be available at the completion of the Offer, we will not be obligated to purchase Shares in the Offer. In accordance with the position of the staff of the SEC, we expect to extend the Offer, if necessary, to ensure that at least five business days will remain prior to the expiration date of the Offer following disclosure of our receipt of the proceeds of the Debt Financing or the Debt Financing Source having confirmed to us that the Debt Financing (or any alternative debt financing) shall be available at the completion of the Offer, or the waiver of such condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Parent and the Purchaser were organized solely in connection with the Offer and the Merger and, prior to the expiration date of the Offer, will not carry on any activities other than in connection with the Offer, the Series A Purchase, the Merger and the other transactions contemplated by the Merger Agreement;

•	the Offer is being made for all outstanding Shares solely for cash;

•	Parent and the Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we complete the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser, (i) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (ii) after giving effect to the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined below), if any, represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon exercise of options as to which notices of exercise have been received prior to the expiration of the Offer and Shares have not been issued. We refer to this condition as the “Minimum Condition.” The Minimum Condition is calculated without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee.

What are the significant conditions of the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered in the Offer unless, among other things:

•	the 15 consecutive business day marketing period for the Debt Financing is completed;

•	Parent has received the proceeds under the Debt Commitment Letter, pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Source has committed to provide the Debt Financing for the purpose of funding the transactions contemplated by the Merger Agreement or the Debt Financing Source has confirmed to Parent or the Purchaser that the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the Merger, subject only to the satisfaction or waiver of the other conditions to the Offer, the conditions to the Merger, and the funding of the Equity Financing;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”), has expired or terminated;

•	there is not any law or order issued or granted by a governmental authority of competent jurisdiction enjoining or otherwise prohibiting or making illegal the completion of the Offer, the Top-Up Option, the Series A Purchase, or the Merger;

•	the representations and warranties of Vocus in the Merger Agreement are true and correct except as would not have a material adverse effect on Vocus, or in some cases are true and correct in all respects or in all material respects, as of the date of the expiration of the Offer and, in some cases, as of the date of the Merger Agreement;

•	the covenants contained in the Merger Agreement required to be performed by Vocus at or prior to the expiration of the Offer are performed in all material respects;

•	no change, event, occurrence or development has arisen, occurred, come into existence or become known since April 6, 2014, which is continuing and has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vocus, which is continuing;

•	the Merger Agreement has not been terminated in accordance with its terms; and

•	the Series A Purchase Agreement is in full force and effect, the holder of the Series A Preferred Stock has not breached the Series A Purchase Agreement in a manner that would prevent title to such Series A Preferred Stock from being conveyed to the Purchaser immediately following the completion of the Offer, the holder of Series A Preferred Stock has delivered to the Purchaser certificates or book-entry shares, as applicable, and stock powers or other instruments of transfer, and the holder of the Series A Preferred Stock has irrevocably confirmed in writing that it will take such actions within its control to complete the Series A Purchase, subject only to the completion of the Offer.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 9:30 a.m., New York City time, on Friday, May 16, 2014, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. However, Restricted Shares may not be tendered using guaranteed delivery. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. We have the right to extend the Offer if the Purchaser has not received the proceeds of the Debt Financing on the date of the expiration of the Offer or the Minimum Condition has not been satisfied. If, on or prior to Friday, May 16, 2014, any of the conditions of the Offer have not been satisfied or waived, we have agreed to extend the Offer to permit the satisfaction of the conditions. However, we are not required to extend the Offer beyond July 7, 2014 unless all the conditions of the Offer have been satisfied or waived on such date other than the conditions with respect to (i) any applicable waiting period under the HSR Act having expired or terminated or (ii) there being no antitrust law or order prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. In that case, we have agreed to extend the Offer until no later than October 6, 2014. See Section 1—“Terms of the Offer” for additional information about our rights and obligations to extend the Offer.

Will you provide a subsequent offering period?

Without the prior written consent of Vocus, we are not permitted to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following our acceptance for payment of Shares in the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer, and notify Vocus stockholders by making a public announcement of an extension before 9:00 a.m., New York City time, on the first business day after the business day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my unrestricted Shares?

To tender your unrestricted Shares, you must deliver the certificates representing your Shares or make book-entry delivery of your Shares, as applicable, together with a completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile) and any other documents required by the Letter of Transmittal for Shares, if any, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, before the Offer expires. If your unrestricted Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered.

Shares awarded pursuant to a Vocus equity plan that are no longer subject to forfeiture restrictions, repurchase rights or other restrictions under such plan are unrestricted shares and should be tendered pursuant to the procedures described above. They are NOT Restricted Shares and should NOT be tendered pursuant to the procedures for Restricted Shares described below. See Section 3—“Procedure for Tendering Shares.”

v

Can I tender my Restricted Shares in the Offer?

Yes. Each holder of Restricted Shares will have the right to tender Restricted Shares into the Offer. We refer to Restricted Shares held by current and former employees of Vocus as “Employee Restricted Shares,” and all other Restricted Shares as “Non-Employee Restricted Shares.”

To tender Restricted Shares, (i) holders of Non-Employee Restricted Shares must deliver a completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile) and any other documents required by the Letter of Transmittal for Shares, if any, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, and (ii) holders of Employee Restricted Shares must deliver a completed and duly executed Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) and any other documents required by the Letter of Transmittal for Employee Restricted Shares (including, if issued, the certificates for such Shares) to American Stock Transfer & Trust Company, LLC, the depositary for the Offer. Restricted Shares may ONLY be tendered by these procedures. See Section 3—“Procedure for Tendering Shares.”

Each Restricted Share will become fully vested upon the Purchaser’s acceptance of Shares for payment in the Offer, subject to withholding of taxes required by applicable law. Each Restricted Share that is not tendered in the Offer will, in connection with the Merger, be converted into the right to receive the same price per Share as the Offer Price, subject to withholding of taxes required by applicable law. See Section 13—“The Merger Agreement; Other Agreements.”

If you tender Restricted Shares into the Offer, and the Offer is terminated and the Merger is not completed, your Restricted Shares will be returned to you and remain subject to the vesting conditions and other restrictions as in effect immediately prior to their tender.

Can holders of stock options or restricted stock units participate in the tender offer?

The Offer is only for Shares and not for any options or restricted stock units to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. Any such exercise should be completed sufficiently in advance of the expiration of the Offer to ensure that you will have sufficient time to complete the required procedures for tendering your Shares into the Offer. See Section 3—“Procedure for Tendering Shares.”

You may not participate in the Offer with respect to restricted stock units or unvested stock options. At the time the Purchaser accepts for payment Shares validly tendered in the Offer, (i) each option outstanding will be cancelled in consideration for the right to receive a cash payment equal to the total number of Shares issuable upon exercise of such option, multiplied by the amount by which the per-Share Offer Price exceeds the exercise price per share pursuant to such option, less any withholding of taxes required by applicable law and (ii) each outstanding award of restricted stock units will be cancelled in consideration for the right to receive a cash payment equal to the per-Share Offer Price for each Share underlying such restricted stock unit (assuming attainment of 100% of all applicable performance targets).

If I accept the Offer, how will I get paid?

If the Offer conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with American Stock Transfer & Trust Company, LLC, the depositary for the Offer, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments, subject to any withholding of taxes required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

If you tender Employee Restricted Shares, payment for those Employee Restricted Shares will be transmitted to Vocus. Vocus will then distribute such funds through its payroll system, reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to the vesting of such Employee Restricted Shares. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment, you may withdraw them at any time after June 16, 2014 until we accept them for payment. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will Vocus continue as a public company?

If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Vocus may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies. After completion of the Merger that is expected to follow the Offer, Parent will own all of the outstanding capital stock of Vocus, and Vocus’s common stock will no longer be publicly owned. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into Vocus, subject to the terms and conditions of the Merger Agreement, and the requirements of applicable law and Vocus’s certificate of incorporation and bylaws. Vocus will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Parent. In the Merger, Vocus stockholders who did not tender their Shares will receive $18.00 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest, subject to any withholding of taxes required by applicable law. If following the acceptance for payment of Shares in the Offer, the Series A Purchase, and the exercise of the Top-Up Option, if applicable, we own at least 90% of the outstanding shares of each class and series of capital stock of Vocus, we expect to effect the Merger without convening a meeting of the Vocus stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the Top-Up Option and when could it be exercised?

If we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option (the “Top-Up Option”), subject to limitations, to purchase from Vocus additional shares of Common Stock sufficient to cause us to own more than 90% of the shares of Common Stock then outstanding, taking into account those shares of Common Stock issued upon the exercise of the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without convening a meeting of Vocus’s stockholders under the “short form”

merger provisions of Delaware law. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding shares of Common Stock in the Offer. Following the Series A Purchase, Vocus may require us to exercise the Top-Up Option. See Section 13 —“The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market as a result of the purchase of Shares in the Offer, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Vocus may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 7—“Effect of the Offer on the Market for Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulation.”

Who can I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Vocus Common Stock:

INTRODUCTION

GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of Vocus, Inc., a Delaware corporation (“Vocus”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (“Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended (the “Rights Agreement”), by and between Vocus and American Stock & Transfer Company, LLC, as rights agent (each share of Common Stock together with the associated Rights is referred to herein as a “Share” and, collectively, as the “Shares”), at a price of $18.00 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer includes Shares that are subject to forfeiture restrictions, repurchase rights, or other restrictions under Vocus’s equity plans (the “Restricted Shares”). Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2014 (the “Merger Agreement”), by and among Parent, the Purchaser and Vocus. Under the Merger Agreement, after (i) the completion of the Offer, (ii) the purchase by the Purchaser of the Series A Convertible Preferred Stock, par value $0.01 per share, of Vocus (including the associated Rights, the “Series A Preferred Stock”) at a price per share of $77.30 (the “Series A Purchase”) pursuant to the Stock Purchase, Non-Tender and Support Agreement, dated as of the April 6, 2014 (the “Series A Purchase Agreement”), by and among Parent, the Purchaser and JMI Equity Fund VI, L.P. (“JMI”) and (iii) the satisfaction or waiver of all of the conditions to the Merger (as defined below), the Purchaser will be merged with and into Vocus, with Vocus surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent, the Purchaser or their subsidiaries, by Vocus as treasury stock or by Vocus stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and subject to any withholding of tax required by applicable law.

The board of directors of Vocus has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Series A Purchase and the Merger, are fair to, advisable and in the best interests of Vocus and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, that together with the Shares owned, if any, directly or indirectly, by Parent or the Purchaser, (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined herein), if any, represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon the exercise of options as to which notices of exercise have been received before the expiration of the Offer and for which shares of Common Stock have not been issued (the “Minimum Condition”). The Minimum Condition is determined without regard to Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement of such guarantee and may not be waived by the Purchaser without Vocus’s prior written consent. The Minimum Condition is also determined without regard to Shares issuable upon conversion of the Series A Preferred Stock to be purchased by Purchaser under the Series A

Purchase Agreement. In addition to the Minimum Condition, the Offer is subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the receipt by Parent of proceeds under a debt commitment letter (the “Debt Commitment Letter”), dated April 6, 2014, from Jefferies Finance LLC (the “Debt Financing Source”), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Source has committed to lend the amounts set forth in the Debt Commitment Letter to Parent (the “Debt Financing”) for the purpose of funding the transactions contemplated by the Merger Agreement or the Debt Financing Source has confirmed to Parent or the Purchaser that the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the Merger, subject only to the satisfaction or waiver of the conditions to the Offer and the Merger and the funding of the equity financing required to complete the Offer and the Merger, (ii) the completion of the 15 consecutive business day marketing period for the Debt Financing, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) there not being any law or any order issued or granted by a governmental authority prohibiting the completion of the Offer or the other transactions contemplated by the Merger Agreement, and (v) since April 6, 2014, no material adverse effect on Vocus having occurred, which is continuing. See Section 14—“Conditions of the Offer.”

Vocus has informed the Purchaser that, as of April 15, 2014, (i) 21,619,289 Shares were issued and outstanding, excluding 35,074 Shares held in treasury, but including 1,143,268 Restricted Shares, (ii) 10,467,178 Shares were reserved for issuance under Vocus’s incentive plans, of which 3,044,207 Shares were subject to outstanding Vocus stock options and 634,000 Shares were reserved for issuance pursuant to the settlement of restricted stock units of Vocus (assuming maximum performance), and (iii) 3,025,600 Shares were reserved for issuance upon conversion of the Series A Preferred Stock. Based upon the foregoing, as of April 15, 2014, and assuming that (A) no holders of Company Options have delivered valid notices of exercise of such Company Options pursuant to which Common Shares have not been issued prior to the Purchaser’s acceptance of Shares for payment in the Offer, (B) the Purchaser has waived its right to convert shares of the Series A Preferred Stock into Shares upon the closing of Series A Purchase and (C) Vocus’s board has taken the necessary action to cause the Shares reserved for issuance under Vocus’s incentive plans and conversion of the Series A Preferred Stock to be not so reserved prior to the exercise of the Top-Up Option, the Minimum Condition would be satisfied if at least 58.4% of the Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be permitted to designate directors constituting a majority of Vocus’s board of directors. See Section 12—“Purpose of the Offer; Plans for Vocus; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Each of Okumus Fund Management Ltd., a Cayman Islands corporation (on behalf of itself and its controlled affiliates) (“Okumus”), Richard Rudman, the Chief Executive Officer, President and Chairman of Vocus, and Stephen Vintz, the Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Vocus has entered into a tender and stockholder support agreement with Parent and the Purchaser, dated April 6, 2014, which requires, among other things, that such stockholder tender all Shares beneficially owned by such stockholder in the Offer. The stockholders may only withdraw their Shares from the Offer if the tender and stockholder support agreements are terminated in accordance with their terms, including if the Merger Agreement is terminated. The tender and stockholder support agreements also require that such stockholders tender any Shares acquired after April 6, 2014, including upon the exercise of options to acquire Shares or otherwise. The Shares subject to the tender and stockholder support agreements represent 27.7% of the outstanding Shares as of April 7, 2014. See Section 13—“The Merger Agreement; Other Agreements.”

Stifel, Nicolaus & Company, Incorporated (“Stifel”), financial advisor to Vocus, delivered its opinion to Vocus’s board of directors that, as of April 6, 2014 and based upon and subject to various assumptions, qualifications, limitations, and other matters set forth in its opinion, the $18.00 per Share in cash to be received by the holders of Shares (other than Shares owned by Vocus as treasury stock, by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by any stockholder of Vocus who properly exercises appraisal rights pursuant to Section 262 of the General Corporation Law of Delaware (the “DGCL”)) in

the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. Stifel provided its opinion solely for the information and assistance of Vocus’s board of directors in connection with its consideration of the Offer and the Merger. A copy of Stifel’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by Stifel in connection with its opinion, is included as an Annex to Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to Vocus stockholders concurrently herewith. The Stifel opinion is not a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer. Stifel’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Stifel as of, April 6, 2014. Subsequent developments may affect Stifel’s opinion and Stifel does not have any obligation to update, revise or reaffirm its opinion.

Completion of the Merger is subject to certain conditions, including the Purchaser’s acceptance for payment of all Shares validly tendered in the Offer and not properly withdrawn as of the Expiration Date (as defined below). If Parent, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding shares of Common stock after completion of the Offer, including the exercise of the Top-Up Option, and the Purchaser acquires at least 90% of the outstanding shares of Series A Preferred Stock in the Series A Purchase, then the Purchaser is required, subject to the satisfaction or waiver of the conditions to the Merger, to merge with and into Vocus under the “short-form” merger provisions of the DGCL without prior notice to, or any action by, any other stockholder of Vocus. See Section 12—“Purpose of the Offer; Plans for Vocus; Other Matters.” Pursuant to the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, we have the option, exercisable following our acceptance for payment of Shares in the Offer, to purchase additional Shares from Vocus at a price per Share equal to the Offer Price, but not less than the number of shares necessary to cause us to own at least 90% of the Shares outstanding immediately after the issuance of Shares pursuant thereto. We refer to this option as the “Top-Up Option.” Additionally, at any time at or after the Series A Purchase, Vocus may, subject to certain limitations, require us to exercise the Top-Up Option. The exercise price for the Top-Up Option is to be paid by (i) a payment in cash equal to the total par value of the Shares issued upon exercise of the option and (ii) delivery of a promissory note, bearing simple interest at 3% per annum, made by the Purchaser, guaranteed by Parent, and due and payable on the first anniversary of the date of the delivery of such promissory note. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding shares of Common Stock in the Offer. If following the completion of the Offer and the Series A Purchase, Parent, the Purchaser and their subsidiaries own, in the aggregate, at least 90% of the issued and outstanding shares of each class and series of Vocus capital stock entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of the DGCL, subject to the satisfaction or waiver of the conditions to the Merger. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Vocus; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares (other than Restricted Shares) pursuant to the Offer and the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.” Holders of Restricted Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision regarding tendering their Restricted Shares.

The Offer is made only for Shares and is not made for any options or restricted stock units to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Certain Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

In addition, the U.S. federal income tax consequences to holders of Shares who hold an equity interest, actually or constructively, in Parent or the surviving corporation after the Merger are not described under Section 5—“Certain Material U.S. Federal Income Tax Consequences.” Such holders should consult their tax advisors for advice with respect to income and other tax consequences to them in connection with the Offer and the Merger.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal for Shares, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $18.00 per Share, net to the seller in cash, without interest and less any withholding of taxes required by applicable law, for all Shares (including Restricted Shares) validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 9:30 a.m., New York City time, on Friday, May 16, 2014, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff;

•	if the sole then unsatisfied condition to the Offer is the Minimum Condition and Vocus requests that the Purchaser extend the Offer, then for up to 30 business days (but in no event later than July 7, 2014) as requested by Vocus;

•	for one or more periods of up to five business days each until July 7, 2014 if at the Expiration Date any of the conditions of the Offer have not been satisfied or waived; and

•	for one or more periods of up to five business days each until October 6, 2014 if on or after July 7, 2014 all of the conditions of the Offer have been satisfied or waived by Parent and the Purchaser, other than the HSR Condition and/or the Legal Requirements Condition (to the extent relating to the Antitrust Laws) (each as defined below).

In addition, subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without Vocus’s consent, extend the Offer for (i) one or more periods of up to five business days in total if all of the conditions of the Offer have been satisfied and the proceeds of the Debt Financing have not actually been received by the Purchaser on the scheduled Expiration Date, or (ii) one period of up to five business days if the sole then unsatisfied condition to the Offer is the Minimum Condition.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not properly withdrawn in the Offer.

The Offer is subject to the satisfaction of the Minimum Condition, the Financing Proceeds Condition (as defined below), the HSR Condition, the Legal Requirements Condition, and since April 6, 2014, no effect having occurred or arisen that has had or would reasonably be expected to have a material adverse effect on Vocus, which is continuing, among other conditions. See Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Vocus, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend or waive the Minimum Condition;

•	impose conditions of the Offer other than or in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	amend any of the conditions of the Offer described in Section 14—“Conditions of the Offer” in a manner adverse to the holders of Shares (including to make any such conditions more onerous);

•	extend the expiration of the Offer other than in accordance with the Merger Agreement or provide a “subsequent offering period”; or

•	amend or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 9:30 a.m., New York City time, on Friday, May 16, 2014 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions of the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer, and by the Merger Agreement which requires the Purchaser to pay for all Shares validly tendered and not properly withdrawn in the Offer substantially concurrently with the Purchaser’s acceptance of Shares in the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes to the Offer be promptly disseminated to holders of the Shares).

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than the price or number of shares being sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Vocus has agreed to provide the Purchaser with Vocus’s security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial owners of the Shares for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the applicable Letters of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

A Letter of Transmittal for Employee Restricted Shares will be distributed to any current or former employee who holds Shares that are Restricted Shares on April 18, 2014 (such Shares being referred to herein as “Employee Restricted Shares”).

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares (other than Restricted Shares) accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal for Shares.

In all cases, payment for Restricted Shares held by stockholders who are not current or former employees of Vocus (the “Non-Employee Restricted Shares”) accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	a Letter of Transmittal for Shares (or manually signed facsimile), properly completed and duly executed; and

•	any other documents required by the Letter of Transmittal for Shares.

In all cases, payment for Employee Restricted Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	a Letter of Transmittal for Employee Restricted Shares (or manually signed facsimile), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required (including, if issued, the certificates for such Shares) by the Letter of Transmittal for Employee Restricted Shares.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders (other than stockholders tendering Employee Restricted Shares). If you tender Employee Restricted Shares, you will be required to complete a Letter of Transmittal for Employee Restricted Shares. The Letter of Transmittal for Employee Restricted Shares will instruct the Depositary to transmit the Offer Price payable in respect of Employee Restricted Shares tendered pursuant thereto to Vocus. Upon transmittal of funds to Vocus for the purpose of making payment to stockholders tendering Employee Restricted Shares, the Purchaser’s obligation to make such payments shall be satisfied, and such tendering stockholders must thereafter look solely to Vocus for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Vocus will then distribute these funds through its payroll system, reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to these Shares. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered unrestricted Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer. If any Restricted Shares are not accepted for payment for any reason, the Depositary will notify Vocus of the Purchaser’s decision not to accept the Restricted Shares, and (i) the Restricted Shares will be credited to the applicable account maintained at American Stock Transfer & Trust Company, LLC, Vocus’s transfer agent, or (ii) certificates representing the unpurchased Restricted Shares will be returned, without expense, to the tendering stockholder.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more direct or indirect subsidiaries of Parent, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Valid Tender of Unrestricted Shares. A stockholder must follow one of the following procedures to validly tender unrestricted Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal for Shares, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, if applicable, an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer of Unrestricted Shares Held Through the Book-Entry Transfer Facility” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery for Unrestricted Shares” before the Expiration Date.

By tendering Shares in accordance with these procedures, a tendering stockholder will also tender the Rights associated with the Shares without any further action on the part of the tendering stockholder. If the Rights were distributed to Vocus’s stockholders as a result of a triggering event, a tender of Shares would need to be accompanied by a simultaneous tender of the Rights. Vocus has advised us that it has taken the action necessary in accordance with the Rights Agreement to ensure that the transactions contemplated by the Merger Agreement do not constitute a triggering event. See the description of the Rights Agreement Amendment in Section 13—“The Merger Agreement; Other Agreements.”

Book-Entry Transfer of Unrestricted Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal for Shares, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery for Unrestricted Shares” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The method of delivery of Shares, the Letter of Transmittal for Shares, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees for Unrestricted Shares. With respect to unrestricted Shares, no signature guarantee is required on the Letter of Transmittal for Shares, if:

•	the Letter of Transmittal for Shares is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal for Shares; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases regarding unrestricted Shares, all signatures on the Letter of Transmittal for Shares must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal for Shares, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal for Shares. See Instructions 1 and 5 to the Letter of Transmittal for Shares.

Guaranteed Delivery for Unrestricted Shares. If a stockholder desires to tender unrestricted Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Summary of Requirements for Unrestricted Shares. Payment for unrestricted Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal for Shares); and

•	any other documents required by the Letter of Transmittal for Shares.

Accordingly, tendering stockholders may be paid at different times depending upon when the proper documents are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Valid Tender of Uncertificated Restricted Shares. Vocus has advised the Purchaser that certain uncertificated Restricted Shares are held in registered form in a nominee account on the records of American Stock Transfer & Trust Company, LLC, Vocus’s transfer agent. Holders that wish to tender their uncertificated Restricted Shares in the Offer must make a delivery of these Restricted Shares by returning a properly completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile thereof), in the case of Non-Employee Restricted Shares, and a Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile thereof), in the case of Employee Restricted Shares, with any other documents required by the Letter of Transmittal for Shares or the Letter of Transmittal for Employee Restricted Shares, as applicable, to the Depositary prior to the Expiration Date. Uncertificated Restricted Shares may ONLY be tendered by these procedures.

The method of delivery of the Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, as applicable, and all other required documents is at the election and risk of the tendering stockholder. Sufficient time should be allowed to ensure timely delivery.

Valid Tender of Certificated Employee Restricted Shares. Holders who have been issued a certificate representing their Employee Restricted Shares must tender such Employee Restricted Shares by delivering the certificate for tendered Employee Restricted Shares, a properly completed and duly executed Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal for Employee Restricted Shares to the Depositary prior to the Expiration Date. Employee Restricted Shares held as physical certificates may ONLY be tendered by these procedures.

The method of delivery of Shares, the Letter of Transmittal for Employee Restricted Shares and all other required documents is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees for Restricted Shares. With respect to uncertificated Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Employee Restricted Shares.

With respect to certificated Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Employee Restricted Shares, if the Letter of Transmittal for Employee Restricted Shares is signed by the registered holder(s) of such Employee Restricted Shares tendered therewith. Otherwise, all signatures on the Letter of Transmittal for Employee Restricted Shares must be guaranteed by an Eligible Institution. If a certificate for Employee Restricted Shares is registered in the name of a person other than the signer of the Letter of Transmittal for Employee Restricted Shares, then the tendered Employee Restricted Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on such Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for Employee Restricted Shares.

With respect to Non-Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Shares, if the Letter of Transmittal for Shares is signed by the holder(s) registered on the records of either Vocus or American Stock Transfer & Trust Company, LLC, and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal for Shares. Otherwise, all signatures on the Letter of Transmittal for Shares must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for Shares.

No Guaranteed Delivery for Restricted Shares. The procedures for guaranteed delivery may not be used to tender Restricted Shares.

Summary of Requirements for Restricted Shares. Payment for Restricted Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	a properly completed and duly executed (i) in the case of Non-Employee Restricted Shares, Letter of Transmittal for Shares (or a manually signed facsimile thereof) or (ii) in the case of Employee Restricted Shares, Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile thereof), in each case with any required signature guarantee; and

•	any other documents required by the Letter of Transmittal for Shares or the Letter of Transmittal for Employee Restricted Shares, as applicable.

If you tender Restricted Shares into the Offer, and the Offer is terminated and the Merger is not completed, your Restricted Shares will be returned to you and remain subject to the vesting conditions and other restrictions as in effect immediately prior to their tender.

Appointment as Proxy. By executing the applicable Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint the designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Vocus’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of Vocus’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Vocus stockholders.

Options and Restricted Stock Units. The Offer is made only for Shares and is not made for any options or restricted stock units to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with and subject to the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding, subject to the rights of tendering stockholders to challenge our determination in a court of competent jurisdiction. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding, subject to the rights of tendering stockholders to challenge our determination in a court of competent jurisdiction. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Vocus or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares (other than Employee Restricted Shares) made in the Offer or the Merger, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal for Shares. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the applicable Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after June 16, 2014, which is the 60th day from the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of unrestricted Shares as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Purchaser. The Purchaser reserves the right to reject all notices of withdrawal determined by it not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Vocus or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Certain Material U.S. Federal Income Tax Consequences

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE OFFER TO PURCHASE SHARES OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to the holders of Shares other than Restricted Shares (referred to in this Section 5 as “Unrestricted Shares”) whose Unrestricted Shares are sold in the Offer or converted into the right to receive cash in the Merger. This discussion does not address the tax consequences of the Offer and the Merger to holders of Restricted Shares. Holders of Restricted Shares are urged to consult their tax advisors with respect to the U.S. federal tax consequences of the Offer and Merger, as well as any tax consequences arising under any state, local or foreign tax laws.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Unrestricted Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Unrestricted Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Unrestricted Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, holders who exercise appraisal rights under the DGCL, or holders who hold an equity interest, actually or constructively, in Parent or the surviving corporation after the Merger.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Unrestricted Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Unrestricted Shares who is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Unrestricted Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Unrestricted Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Unrestricted Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Unrestricted Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Unrestricted Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Unrestricted Shares exceeded one year at the time of the completion of the Offer or the Merger, as applicable. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Unrestricted Shares (i.e., Unrestricted Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal for Shares, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Unrestricted Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•	Vocus is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Unrestricted Shares or the period that the non-U.S. holder held the Unrestricted Shares and the non-U.S. holder owned, actually or constructively, more than 5% of Vocus’s common stock at any time during the shorter of such periods.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

For purposes of the third bullet point above, we expect Vocus to deliver a non-USRPHC certificate at the closing of the Merger. If a non-USRPHC certificate is not delivered by Vocus in a timely manner, the Depositary shall be instructed to deduct and withhold from the consideration payable to each non-U.S. holder all such amounts required to be withheld under applicable tax law.

Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

The U.S. federal income tax consequences described above are not intended to constitute a complete description of all tax consequences relating to the Offer or the Merger. Because individual circumstances may differ, each holder should consult the holder’s tax advisors regarding the applicability of the rules discussed above to the holder and the particular tax effects to the holder of the Offer and the Merger in light of such holder’s particular circumstances and the application of state, local and foreign tax laws.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “VOCS.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2012
First Quarter	$24.60	$11.95
Second Quarter	$18.74	$12.18
Third Quarter	$20.64	$16.33
Fourth Quarter	$20.29	$14.63
Fiscal Year Ended December 31, 2013
First Quarter	$18.21	$12.34
Second Quarter	$14.00	$8.05
Third Quarter	$11.79	$9.24
Fourth Quarter	$11.65	$8.22
Fiscal Year Ending December 31, 2014
First Quarter	$15.26	$10.60
Second Quarter (through April 17, 2014)	$17.99	$12.15

On April 4, 2014, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Select Market was $12.18 per share. On April 17, 2014, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Select Market was $17.99 per share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Vocus has never declared or paid any cash dividends on the Shares. The Merger Agreement provides that, without Parent’s prior written consent, until the earliest to occur of the termination of the Merger Agreement, the date that the Purchaser’s designees are elected or appointed to the board of Vocus, or the effective time of the Merger, Vocus may not declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or otherwise) with respect to its capital stock. Vocus is not expected to declare or pay cash dividends after completion of the Offer.

7. Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Parent nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Global Select Market Listing and Controlled Company Status. Parent and the Purchaser do not intend to delist the Shares from the NASDAQ Global Select Market prior to the completion of the Merger. Depending upon the number of Shares purchased in the Offer, the shares of Common Stock may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the shares of Common Stock would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, (i) there were at least 400 stockholders, (ii) the minimum bid price for the shares of Common Stock was at least $1 per share and (iii) either:

•	there were at least two market makers for the shares of Common Stock, the number of publicly held shares of Common Stock (excluding shares of Common Stock held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 750,000, the market value of such publicly held shares of Common Stock was at least $5 million, and stockholders’ equity was at least $10 million; or

•	there were at least four market makers for the shares of Common Stock, the number of publicly held shares of Common Stock (excluding shares of Common Stock held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 1.1 million, the market value of such publicly held shares of Common Stock was at least $15 million, and the market value of the shares of Common Stock was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the shares of Common Stock no longer meet these standards, the quotations for the shares of Common Stock on NASDAQ Global Select Market could be discontinued. If this occurs, the market for the shares of Common Stock would likely be adversely affected. If the NASDAQ Global Select Market ceases to publish quotations for the shares of Common Stock, it is possible that the shares of Common Stock would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Vocus will be eligible to elect “controlled company” status pursuant to Rule 5615(c) of the NASDAQ Marketplace Rules, which means that Vocus would be exempt from the requirement that Vocus’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Vocus’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Vocus’s board of directors. Following the completion of the Offer, Vocus has agreed to appoint our designees as directors. The number of directors that the Purchaser has the right to appoint is proportionate to the percentage of the outstanding Shares owned by us, including Shares purchased in the Offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Parent and the Purchaser do not intend to terminate registration of the Shares under the Exchange Act prior to the completion of the Merger. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Vocus subject to registration, would substantially reduce the information required to be furnished by Vocus to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Vocus, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Vocus and persons holding “restricted securities” of Vocus to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Vocus will apply for termination of registration of the Shares under the Exchange Act after the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8. Certain Information Concerning Vocus

Except as specifically set forth herein, the information concerning Vocus contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Vocus or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Vocus’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of the Purchaser, Parent, their respective affiliates, the Information Agent, or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Vocus, whether furnished by Vocus or contained in such documents and records, or for any failure by Vocus to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Vocus, Inc. Vocus is a Delaware corporation with its principal executive offices at 12051 Indian Creek Court, Beltsville, Maryland 20705. The telephone number of Vocus at such office is (301) 459-2590. According to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Vocus is a leading provider of cloud-based marketing and public relations software that enables companies to acquire and retain customers. It offers products and services to help customers attract and engage prospects, capture and keep customers and measure and improve marketing effectiveness. Its cloud solutions address key areas of digital marketing and public relations, including social media marketing, search marketing and news distribution, email marketing and publicity. Its software is designed for marketers to attract customers through search engines, increase and engage their followers on social networks such as Facebook, LinkedIn and Twitter, communicate with prospects and customers via email and generate and track visibility in traditional and online media. Vocus’s buyers primarily consist of marketing and public relations professionals that share a common goal of marketing.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Vocus is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Vocus’s directors and officers, their remuneration, options, and restricted stock granted to them, the principal holders of Vocus’s securities and any material interests of such persons in transactions with Vocus is required to be disclosed in proxy statements distributed to Vocus’s stockholders and filed with the SEC, the most recent one having been filed with the SEC on April 25, 2013. Such information will also be available in Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Vocus, that file electronically with the SEC.

Certain Projections. Before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of Vocus, and in connection with this review Parent and the Purchaser received certain non-public information concerning Vocus, including certain limited forward-looking information concerning Vocus’s anticipated operating performance in the year 2014. Vocus has advised Parent and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below.

($ in thousands)	2014
Revenue	$186,349
Operating Income	11,163
Adjusted EBITDA(*)	17,458

(*)	Adjusted EBITDA represents pro forma earnings before interest, taxes, depreciation and amortization expense. Vocus has defined Adjusted EBITDA as GAAP income (loss) from operations excluding the impact of depreciation and amortization, stock-based compensation, amortization of acquired intangible assets and restructuring charges related to the closure of Vocus’s small business sales operations in Manilla and is adjusted for certain non-recurring items.

Although Parent and the Purchaser were provided with the projections summarized above, they did not base their analysis of Vocus on these projections. Vocus has advised Parent and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and Vocus’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Vocus has advised Parent and the Purchaser that the financial projections were prepared solely based on Vocus’s internal plans and used in support of strategic planning and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experiences and business developments. The projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances occurring after the date they were prepared, including the announcement of the Offer and the Merger.

The projections also reflect numerous assumptions made by the management of Vocus, including assumptions with respect to industry performance, the market for Vocus’s existing and new products and services, Vocus’s ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Vocus’s control and none of which were subject to approval by Parent or the Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations that Vocus’s management or board of directors may make to Vocus’s operations or strategy after the completion of the Offer and the Merger. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those contained in the projections due to numerous risks and uncertainties, including, but not limited to risks and uncertainties described in reports filed by Vocus with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Vocus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Vocus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Vocus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 are not applicable to any forward looking statements made in connection with the Offer.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Parent, the Purchaser, Vocus or their respective affiliates, advisors or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, Vocus or any of their respective affiliates, advisors or representatives has made or makes any representation to any person regarding the ultimate performance of Vocus compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9. Certain Information Concerning Parent and the Purchaser

Parent and the Purchaser. The Purchaser is a Delaware corporation that was recently formed for the purpose of effecting the transactions contemplated by the Merger Agreement. The Purchaser’s legal name as specified in its certificate of incorporation is GTCR Valor Merger Sub, Inc. The Purchaser is a wholly owned subsidiary of Parent. Parent is a Delaware corporation that was recently formed for the purpose of effecting the transactions contemplated by the Merger Agreement. Parent’s legal name as specified in its certificate of incorporation is GTCR Valor Companies, Inc. Parent is a wholly owned subsidiary of GTCR Valor Holdings, Inc., a Delaware corporation (“Holdings”), which was recently formed for the purpose of effecting the transactions contemplated by the Merger Agreement. Holdings’s legal name as specified in its certificate of incorporation is GTCR Valor Holdings, Inc. The principal executive office and phone number of each of the Purchaser, Parent and Holdings is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200.

Each of the Purchaser, Parent and Holdings has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the Merger, the Purchaser will cease to exist and Vocus will continue as the surviving corporation. Until immediately before the time the Purchaser accepts Shares tendered in the Offer for purchase, it is not anticipated that the Purchaser, Parent or Holdings will have any significant assets or liabilities or engage in any activities other than those incidental to the transactions contemplated by the Merger Agreement.

Holdings is controlled by Canyon Investments S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Investments”), by virtue of it being the sole shareholder of Holdings. Canyon Investments is controlled by Canyon Holdings S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Investments. Canyon Holdings is controlled by GTCR Canyon Holdings Cayman LP, a Cayman Islands exempted limited partnership (“GTCR Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Holdings. GTCR Canyon Holdings is controlled by GTCR Canyon Partners, Ltd., a Cayman Islands limited company (“Canyon Partners”), by virtue of it being the general partner of GTCR Canyon Holdings. Canyon Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Canyon Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X AIVs”), hold substantially all the limited partnership interests in GTCR Canyon Holdings. The Fund X AIVs are controlled by

GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV. Canyon Investments, Canyon Holdings, GTCR Canyon Holdings, Canyon Partners, the Fund X AIVs, Partners X AIV, and Investment X AIV are referred to herein individually as “Sponsor” and collectively as the “Sponsors.” Fund X/A AIV has provided to Parent an equity commitment equal to $250 million (subject to adjustments as described in the Equity Commitment Letter). See Section 13—“The Merger Agreement; Other Agreements.”

Information with respect to each Sponsor is given solely by such Sponsor, and no Sponsor assumes responsibility for the accuracy or completeness of information by another Sponsor. The principal business of each Sponsor, including Canyon Partners as the general partner of GTCR Canyon Holdings, Partners X AIV as the general partner of the Fund X AIVs, and Investment X AIV as the general partner of Partner X AIV, is to manage and make equity investments in business organizations. We refer to the Purchaser, Parent, Holdings and the Sponsors collectively as the “Offeror Group.”

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent, Holdings and the Sponsors are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) none of the members of the Offeror Group, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Vocus and (ii) none of Parent, the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Vocus during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Vocus (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the members of the Offeror Group, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Vocus or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase or Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9, during the past two years there have been no negotiations, transactions or material contacts between Parent, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Vocus or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the members of the Offeror Group, nor, to the best knowledge of the Purchaser and Parent, the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Offeror Group nor, to the best knowledge of the Purchaser and Parent, the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, is available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

10. Source and Amount of Funds

We estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to complete the Merger and the Series A Purchase, to pay related transaction fees and expenses, and to refinance certain indebtedness of Vocus at the closing of the Merger, will be approximately $518 million. We anticipate funding these payments with a combination of the Debt Financing and the Equity Financing (collectively, the “Financing”), each as described in this Section 10 and, with respect to payments after the completion of the Merger, any cash on hand of Vocus. Funding of the Debt Financing and the Equity Financing are subject to the satisfaction of certain conditions set forth in the commitment letters pursuant to which the Debt Financing and the Equity Financing will be provided.

Parent will contribute or otherwise advance to the Purchaser the proceeds of the Equity Financing and the Debt Financing, which, together with cash on hand at Vocus (with respect to payments subsequent to the completion of the Merger), will be sufficient to purchase all of the Shares pursuant to the Offer, to complete the Merger and the Series A Purchase, to pay related transaction fees and expenses, and to refinance certain indebtedness of Vocus at the closing of the Merger.

In the event that we do not receive the proceeds of the Debt Financing or confirmation that the Debt Financing will be funded, subject only to satisfaction or waiver of the conditions to the Offer and the Merger and the funding of the Equity Financing, we will not be obligated to purchase Shares in the Offer. If the Merger Agreement is terminated in circumstances in which all other conditions to the Offer are satisfied but we do not receive the proceeds of the Debt Financing, Parent may be obligated to pay Vocus a termination fee of $29 million.

Under the Merger Agreement, Parent and the Purchaser are not permitted, without Vocus’s consent, to amend, modify or grant any waivers under the financing commitments unless such amendment or modification would not:

•	reduce the aggregate amount of either the Debt Financing or the Equity Financing (unless an alternative financing source is increased by a corresponding amount sufficient to satisfy Parent and the Purchaser’s payment obligations under the Merger Agreement, including the Series A Purchase); or

•	impose new or additional conditions precedent or contingencies to the Debt Financing or the Equity Financing that would reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Financing, or (ii) adversely affect the ability of Parent or the Purchaser to enforce their rights against the lenders.

Equity Financing

Parent has received an equity commitment letter, dated April 6, 2014 (which we refer to as the “Equity Commitment Letter”), from Fund X/A AIV, pursuant to which Fund X/A AIV has provided a commitment of, in the aggregate, $250 million of equity and/or debt financing to Parent for the purpose of funding a portion of the aggregate Offer Price, the aggregate consideration paid in the Merger, the Series A Purchase, certain amounts required to be paid to holders of Vocus options after the acceptance of Shares in the Offer, payments due under the Merger Agreement to holders of restricted stock units at the closing of the Merger, and all fees and expenses related thereto. Pursuant to the Equity Commitment Letter, to fund such commitment, Fund X/A AIV will purchase, or will cause the purchase, directly or indirectly, through one or more intermediate entities, of securities of Parent. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Vocus and JMI are express third-party beneficiaries to the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, including for the purpose of causing the Equity Financing to be funded. Fund X/A AIV may allocate a portion of the Equity Financing obligations to its affiliates; provided that such allocation does not relieve Fund X/A AIV of its obligations under the Equity Commitment Letter, including its obligation to fund the full amount.

Concurrently with the execution and delivery of the Equity Commitment Letter, Fund X/A AIV executed and delivered to Vocus a limited guaranty in favor of Vocus in respect of certain of Parent’s and the Purchaser’s obligations under the Merger Agreement (which we refer to as the “Limited Guaranty”); provided that in no event will Fund X/A AIV incur obligations totaling more than $30 million in the aggregate under the Limited Guaranty.

The funding of the Equity Financing under the Equity Commitment Letter is subject to (i) the satisfaction or waiver of all the conditions to Parent’s and the Purchaser’s obligations to complete the Offer, the Series A Purchase, and the Merger, as applicable and (ii) the prior or substantially contemporaneous funding of the Debt Financing.

Fund X/A AIV’s funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (i) the completion of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the assertion by Vocus or any of its affiliates of certain claims against Parent, the Purchaser or their affiliates.

Debt Financing

Parent has received the Debt Commitment Letter from the Debt Financing Source to provide the following, subject to the conditions set forth in the Debt Commitment Letter:

•	senior secured first lien credit facilities (the “First Lien Credit Facilities”) in an aggregate amount of up to $325 million, of which Parent is permitted to draw $185 million upon the completion of the Offer and the Merger; and

•	senior secured second lien credit facilities (the “Second Lien Credit Facilities” and, together with the First Lien Credit Facilities, the “Credit Facilities”) in an aggregate amount of up to $115 million, of which Parent is permitted to draw $75 million upon the completion of the Offer and the Merger.

The proceeds from the portion of the Debt Financing funded at the closing of the Credit Facilities, together with the Equity Financing and cash on hand of Vocus, will be applied to finance the Offer, the Merger and the Series A Purchase, to pay related fees and expenses and transactions costs, and to refinance certain third party debt of Vocus. The initial borrower under the Credit Facilities contemplated by the Debt Commitment Letter will be the Purchaser, and upon completion of the Merger, the rights and obligations under the Credit Facilities will be assumed by the surviving corporation. The Debt Financing Source will invite other banks, financial institutions and institutional lenders to participate in the Debt Financing described in the Debt Commitment Letter and to undertake a portion of the commitments to provide such Debt Financing.

The commitment of the Debt Financing Source with respect to the Debt Financing expires at the earliest to occur of (i) the date of termination of the Merger Agreement, (ii) the completion of the Merger, or (iii) 5:00 p.m., New York City time, on July 7, 2014 (as such date may be extended by an additional 90 days in certain circumstances in accordance with the Debt Commitment Letter and the Merger Agreement). The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Both Parent and the Purchaser have agreed to use commercially reasonable efforts to assist in the arrangement of the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, both Parent and the Purchaser must use their reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement with terms and conditions not materially less favorable from the standpoint of Parent and Vocus than the terms and conditions set forth in the Debt Commitment Letter.

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative debt financing arrangements have been made in the event the Debt Financing described herein is not available.

Conditions Precedent to the Debt Financing. The availability of the Credit Facilities are subject to certain closing conditions, including, among others:

•	the execution and delivery of definitive documentation with respect to the applicable debt facilities consistent with the Debt Commitment Letter;

•	the delivery of certain customary closing documents (including, among others, a solvency certificate, customary closing certificates (including good standing certificates of the jurisdiction of organization of the borrower and each guarantor and customary evidence of authority and charter documents), legal opinions, lien searches, use of commercially reasonable efforts to provide evidence of insurance and documentation required under anti-money laundering laws, to the extent requested at least 10 days prior to the closing date of the Credit Facilities) and the taking of certain actions necessary to establish and perfect a security interest in certain items of collateral;

•	prior to or substantially concurrent with the closing of the Credit Facilities, the funding of the Equity Financing, and such Equity Financing representing a specified proportion of the total pro forma capitalization of Parent;

•	prior to or substantially concurrent with the closing of the Credit Facilities, the completion of certain refinancing activities contemplated by the Merger Agreement and the Debt Commitment Letter;

•	completion of the Merger in accordance with the Merger Agreement (without giving effect to any amendments, modifications or waivers by Parent that are materially adverse to the interests of the lenders under such facilities, other than with the consent of the Debt Financing Source);

•	since December 31, 2013 and through the date of the Debt Commitment Letter, the absence of a Company Material Adverse Effect (as defined in the Debt Commitment Letter);

•	delivery of certain historical and pro forma financial information;

•	completion of the 15 business day marketing period required under the Debt Commitment Letter pursuant to the terms of the Debt Commitment Letter, during which the Debt Financing Source may syndicate the Credit Facilities;

•	payment of required fees and expenses; and

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents.

Term and Revolving Credit Facilities. The initial term loans included in the First Lien Credit Facility will have a maturity of seven years from the closing date, the revolving loan included in the First Lien Credit Facility will have a maturity of five years from the closing date, and the initial term loans included in the Second Lien Credit Facility will have a maturity of seven-and-a-half years from the closing date.

Roles. Jefferies Finance LLC will act as lead arranger and bookrunner, and as sole administrative agent and collateral agent for the First Lien Credit Facilities and the Second Lien Credit Facilities.

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at the Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Guarantors. All obligations under the credit facilities will be guaranteed by Parent and each existing or future, direct or indirect, wholly owned domestic subsidiary of the Purchaser, subject to certain limitations.

Security. The Credit Facilities will be secured, in the case of the First Lien Credit Facility, by a perfected first priority lien and, in the case of the Second Lien Credit Facility, by a perfected second priority lien, in each case subject to permitted liens and other agreed upon exceptions, on substantially all of the tangible and intangible assets of Parent, the Purchaser and each subsidiary guarantor, including a first-priority security interest in pledges of all the capital stock held by Parent, the Purchaser or any subsidiary guarantor, including the stock of the Purchaser (with certain exceptions, including limitations on the pledge of capital stock of foreign subsidiaries). If certain security cannot be provided at closing despite the Purchaser’s commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Debt Financing on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Prepayments and Amortization. The Purchaser will be permitted to make voluntary prepayments with respect to the First Lien Credit Facilities or Second Lien Credit Facilities at any time, without premium or penalty (subject to reimbursement of the lenders’ redeployment costs (other than lost profits) in the case of a prepayment of Eurodollar loans prior to the last day of the relevant interest period); provided that, the Purchaser will be required to pay a prepayment premium equal to (i) in the case of the First Lien Credit Facilities, 1% of the amount of loans prepaid in connection with any repricing event that occurs on or before the date that is six months after the date on which the commitments to provide the delayed draw portion of the First Lien Credit Facilities terminates, and (ii) in the case of the Second Lien Credit Facility, (A) 2% of the amount of loans prepaid in connection with any repricing event that occurs on or before the date that is twelve months from the date on which the commitments to provide the delayed draw portion of the Second Lien Credit Facility terminates, (B) 1% from the date of the first anniversary of the date on which the commitments to provide the delayed draw portion of the term loan included in the Second Lien Credit Facility terminates until the second anniversary thereof, and (C) no premium thereafter.

Any prepayments under, and any repricing transactions with respect to, the initial term loan included in the Second Lien Credit Facility will be subject to certain prepayment premiums.

The initial term loan and the delayed draw term loan included in the First Lien Credit Facility will each amortize 1% per annum in equal quarterly installments until the final maturity date.

The initial term loan and the delayed draw term loan included in the Second Lien Credit Facility will not amortize but will be payable in full on their respective maturity dates.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, the Limited Guaranty, and the Debt Commitment Letter, each of which are incorporated herein by reference and a copy of which have been filed with the SEC as exhibits to the Schedule TO. Stockholders and other interested parties are encouraged to read the Equity Commitment Letter, the Limited Guaranty, and the Debt Commitment Letter in their entirety for a more complete description of the provisions summarized in this Section 10.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by Parent and Vocus. Information about Vocus was provided by Vocus, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. For purposes of this Section 11, the term “GTCR” refers collectively to Parent, the Purchaser and their affiliated entities.

GTCR is engaged in (among other activities) managing and making equity investments in business organizations. The following is a description of GTCR’s participation in a process with Vocus that resulted in the entry into the Merger Agreement. For a review of Vocus’s activities relating to this process, including its activities and interaction with other bidders, please refer to Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

GTCR has periodically evaluated companies in the marketing and public relations software industry and considered pursuing acquisitions of or investments in companies such as Vocus.

On August 20, 2013, following a general, high-level telephone conversation with Mr. Rudman, Vocus’s Chief Executive Officer, President and Chairman, in early July 2013 concerning Vocus and the general direction of its business, representatives of GTCR had an introductory, in-person meeting with Mr. Rudman at Vocus’s headquarters and engaged in another general conversation concerning Vocus, its business and opportunities and possible directions Vocus’s business might take.

On December 4, 2013, GTCR delivered to the Vocus Board a conditional and non-binding indication of interest for the acquisition of all of the outstanding equity securities of Vocus. GTCR’s indication of interest reflected a proposed price of $14.50–$15.00 per share in cash and included a request for Vocus to enter into a 30 day period of exclusivity with GTCR.

On December 23, 2013, GTCR entered into a non-disclosure and standstill agreement with Vocus.

On January 16, 2014, representatives of GTCR attended an in-person management presentation given by members of Vocus’s management team, including Mr. Rudman, focusing on Vocus’s operations, financial performance and outlook.

On January 24, 2014, GTCR delivered a non-binding indication of interest to acquire Vocus’s public relations line of business for $210 million. On February 4, 2014, a representative of Stifel communicated to a representative of GTCR the Vocus Board’s preference for a sale of the entire company.

On February 13, 2014, in response to an inquiry from GTCR regarding its January 24, 2014 proposal, a representative of Stifel communicated to a representative of GTCR that Vocus was considering proposals for an acquisition of the entire company. On February 18, 2014, representatives of GTCR and Vocus engaged in a subsequent discussion concerning a potential acquisition of the entire company.

Vocus provided due diligence materials containing financial information about Vocus and access to a virtual data room. Stifel assisted Vocus’s management in delivering certain non-public information in limited responses to specific diligence questions raised by GTCR, their advisors and other representatives. Vocus’s management team also gave a presentation to GTCR.

On February 20, 2014, a representative of GTCR received a request for an update from a representative of Stifel regarding GTCR’s proposed price to acquire all of Vocus. The representative of GTCR responded that GTCR’s valuation was at the high end of the $14.50–$15.00 per share range indicated in GTCR’s prior indication of interest. The representative of Stifel indicated to GTCR that a price within that range was not likely to be competitive.

On February 27, 2014, GTCR submitted a revised indication of interest to acquire all of the outstanding equity securities of Vocus for $16.75 in cash. In this submission, GTCR noted that it expected Vocus’s primary shareholders, including Okumus and JMI, to enter into customary support agreements in favor of GTCR’s proposal.

On February 28, 2014, GTCR received from Stifel instruction letters requesting GTCR to submit an indication of interest to acquire 100% of the capital stock of Vocus containing certain detailed terms, including among other things, the cash price that GTCR would pay per fully diluted share of common stock of Vocus. The letter set a submission deadline of March 5, 2014.

On March 5, 2014, GTCR submitted a non-binding indication of interest to acquire 100% of the outstanding equity securities of Vocus for $17.50 per share in cash. The letter expressly stated that the proposal excluded unvested restricted stock awards and stock options with no “single trigger, double trigger or walkaway provisions.” In addition, as in GTCR’s February 27, 2014 letter, this letter noted that it expected Vocus’s primary stockholders, including Okumus and JMI, to enter into customary support agreements in favor of GTCR’s proposal. As a condition to proceeding, GTCR requested exclusivity with Vocus for a period of 10 business days and included a form of exclusivity agreement with its letter.

On March 8, 2014, following further discussions between Stifel and GTCR, GTCR sent Vocus a revised, “best and final” indication of interest to acquire 100% of the capital stock of Vocus, valuing the outstanding common equity securities of Vocus at $18.00 per share and the outstanding Series A Preferred Stock at $77.30 per share, the stated value required to be paid in connection with the closing of the transactions contemplated by the Merger Agreement pursuant to the Series A Preferred Stock Certificate of Designation. The revised letter did not exclude any outstanding restricted stock awards or stock options. The letter reiterated GTCR’s expectation for support agreements. In making its proposal, GTCR also reiterated its condition that Vocus enter into a 10 business day period of exclusivity.

Later in the day on March 8, 2014, GTCR entered into an exclusivity agreement with Vocus to expire at 5:00 p.m., Eastern Time, on March 23, 2014 in order for GTCR to negotiate with Vocus its March 8th proposal.

On March 12, 2014, Reuters published a report citing anonymous sources and stating that, among other things, Vocus was exploring a sale process and had retained Stifel in connection with such process, and that GTCR was among the interested parties.

Over the course of the next three weeks, representatives of GTCR, Latham & Watkins LLP, counsel to GTCR (“Latham & Watkins”), and GTCR’s other representatives held telephonic due diligence meetings and exchanged information with representatives of Vocus, Stifel and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”). Throughout the process leading to the execution of the Merger Agreement, the representatives of GTCR, Latham & Watkins and GTCR’s other representatives reviewed extensive legal, business and financial information concerning Vocus provided in the virtual data room.

On March 13, 2014, Skadden Arps circulated to Latham & Watkins an initial draft of the Merger Agreement for the sale of Vocus.

On March 14, 2014, Latham & Watkins provided a draft equity commitment letter pursuant to which Fund X/A AIV would provide equity financing for the transactions contemplated by the Merger Agreement, a draft limited guaranty and a form of the tender and support agreement. On March 23, 2014, GTCR circulated to Stifel a draft of a debt commitment letter from GTCR’s prospective lenders.

In the period leading up to the execution of the Merger Agreement, Skadden Arps and Latham & Watkins exchanged mark-ups of the draft Merger Agreement and other transaction documents and discussed and negotiated proposals with respect to items that remained open in these agreements. During that time, Stifel representatives and members of Vocus’s management also discussed and negotiated with GTCR representatives various terms and conditions of the proposed transactions. Key issues discussed included each party’s termination rights and fees, Vocus’s rights with respect to competing acquisition proposals, including whether Vocus would have a “go shop” period after announcement of the Merger Agreement, each party’s rights and remedies in the event of a failure of GTCR’s debt financing and the level of cooperation of Vocus with GTCR in obtaining such financing, the legal structure of the acquisition, and the parties that would be required to enter into support agreements with GTCR and the terms of such agreements.

In parallel, representatives of Skadden Arps and Latham & Watkins negotiated with counsel to JMI regarding the Stock Purchase, Non-Tender and Support Agreement, an initial draft of which Latham & Watkins provided on March 29, 2014, and negotiated with counsel to GTCR’s prospective lenders regarding the terms of the debt commitment letter.

On March 30, 2014, a GTCR representative called a Stifel representative and noted that due to publicly announced developments regarding the pending offer of an affiliate of GTCR to acquire Cision AB, a Swedish limited liability company (“Cision”), GTCR was not prepared to move forward with its proposal for Vocus until additional information was available regarding the status of its pending transaction with Cision.

On April 4, 2014, a representative from GTCR called a representative from Stifel and indicated that GTCR was prepared to move quickly to finalize an acquisition agreement with Vocus.

The parties continued in negotiations over the next two days around open terms in the draft Merger Agreement and other transaction documents, including Vocus’s termination rights and remedies in the event of a failure of GTCR’s debt financing with respect to the contemplated transactions.

In the morning of April 6, 2014, Skadden Arps and Latham & Watkins agreed on a form of the Merger Agreement that Vocus’s management would send to Vocus’s board of directors for consideration.

In the late afternoon of April 6, 2014, Vocus and GTCR affiliates Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents. GTCR also delivered to Vocus executed copies of the debt commitment letter and a related redacted fee letter.

12. Purpose of the Offer; Plans for Vocus; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable Parent and the Purchaser to acquire control of, and the entire equity interest in, Vocus. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and Parent to complete the acquisition of Vocus. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Parent will own 100% of the equity interests in Vocus, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Vocus and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of Vocus and any decrease in the value of Vocus.

Vocus stockholders who sell their Shares in the Offer will cease to have any equity interest in Vocus and to participate in any future growth in Vocus. If the Merger is completed, the current stockholders of Vocus will no longer have an equity interest in Vocus and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Vocus will not bear the risk of any decrease in the value of Vocus after selling their Shares in the Offer or the Merger.

Plans for Vocus. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of Vocus in proportion to our ownership of the outstanding Shares, as described below under the caption “Vocus’s Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Vocus will be a wholly owned subsidiary of Parent.

On February 14, 2014, Blue Canyon Holdings AB, a Swedish limited liability company and an affiliate of Parent (“Blue Canyon”), announced a recommended cash offer to the shareholders of Cision, for Cision’s outstanding shares, which are traded on the NASDAQ OMX Stockholm exchange (the “Cision Acquisition”). Cision is a leading provider of cloud-based PR software, services and tools for the media, marketing and public relations industries. PR and marketing professionals use Cision’s products to help manage aspects of their campaigns in a single platform, including identifying key media and influencers, connecting with audiences, monitoring traditional and social media, and analyzing outcomes. Blue Canyon announced on April 17, 2014 that it owns shares representing 63.4% of the shares and voting power of Cision, and that the acceptance period for the remaining shares will end on April 22, 2014.

Parent expects to work with Vocus’s management to evaluate and review Vocus and its business, assets, corporate structure, operations, properties and strategic alternatives, and, after completion of the Vocus transaction and the Cision Acquisition, to integrate certain business units of Vocus and Cision. Among other things, Parent expects to work with Vocus’s management to evaluate strategic options for certain business units of Vocus. As a result of this review and integration, it is possible that we could implement changes to Vocus’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Vocus’s separate existence and integration of Vocus’s business and operations into Parent or its affiliates. In addition, in connection with integrating Vocus’s and Parent’s corporate structure, Parent may determine to reorganize, merge or consolidate Vocus with one or more domestic or foreign subsidiaries of Parent or its affiliates. Parent and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate. Except for the Cision Acquisition or as otherwise disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Vocus, the disposition of securities of Vocus, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vocus or its subsidiaries, or the sale or transfer of a material amount of assets of Vocus or its subsidiaries.

Stockholder Approval. Under the DGCL, the approval of the board of directors of the Purchaser and Vocus is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares (including the shares of Series A Preferred Stock voting as if such shares had been converted into Shares) is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. If the Offer and the Series A Purchase are completed, the Purchaser will own a majority of the voting power of the outstanding shares of Common Stock and expects to exercise the Top-Up Option, if necessary, to purchase the additional shares of Common Stock required to complete a Short-Form Merger (as defined below).

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). If following the acceptance for payment of Shares in the Offer, the Series A Purchase and the exercise of the Top-Up Option, if applicable, the Purchaser owns at least 90% of the outstanding shares of Common Stock and at least 90% of the outstanding shares of Series A Preferred Stock, then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Vocus, subject to compliance with the provisions of Section 253 of the DGCL and the satisfaction or waiver of any conditions to the Merger. If the Purchaser does not acquire sufficient shares in the Offer, to complete a Short-Form Merger, the Purchaser expects to, and in certain cases may be required to, exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase additional shares of Common Stock required to complete a Short-Form Merger, taking into account the shares of Common Stock issued upon exercise of the Top-Up Option. If the Minimum Condition is satisfied and the Offer and the Series A Purchase are completed, we believe we will be able to complete the Short-Form Merger. The Merger Agreement provides that Vocus, Parent and the Purchaser will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Vocus and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is completed, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Common Stock. Dissenting Vocus stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares of Common Stock could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the shares of Common Stock. Pursuant to the Merger Agreement, the exercise of the Top-Up Option and the issuance of shares of Common Stock pursuant to the exercise of the Top-Up Option shall not be considered in connection with a judicial determination of fair value of the shares of Common Stock. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his or her right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the full text of the Merger Agreement, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO with the SEC in connection with the Offer. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and the Purchaser.” Stockholders and other interested parties are encouraged to read the full text of the Merger Agreement for a complete understanding of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than 10 business days after the date of the initial public announcement thereof), and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer promptly (and in any event within one business day) after the Expiration Date.

Parent and the Purchaser expressly reserved the right to increase the Offer Price, waive any condition to the Offer (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer, except that without Vocus’s prior written approval, the Purchaser is not permitted to (i) decrease the Offer Price payable in the Offer, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) impose any condition to the Offer in addition to those set forth in Section 14—“Conditions of the Offer” or amend any condition set forth in Section 14—“Conditions of the Offer,” in a manner adverse to the holders of Shares (including to make any condition more onerous), (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement or provide a “subsequent offering period” (as defined in the rules promulgated under the Exchange Act) or (vii) amend or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Unless extended in accordance with the Merger Agreement, the Offer will expire at the Expiration Date.

The Merger Agreement provides that, subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without Vocus’s consent, extend the Offer for (i) one or more periods of up to five business days in total if all of the conditions of the Offer have been satisfied and the proceeds of the Debt Financing have not actually been received by us on the scheduled Expiration Date, or (ii) one period of up to five business days if the sole then unsatisfied condition to the Offer is the Minimum Condition. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff;

•	if the sole then unsatisfied condition to the Offer is the Minimum Condition and Vocus elects to extend the Offer, then for one or more periods up to 30 business days total as requested by Vocus;

•	for one or more periods of up to five business days each until July 7, 2014, if at the Expiration Date any of the conditions of the Offer have not been satisfied or waived by Parent and the Purchaser; and

•	for one or more periods of up to five business days each until October 6, 2014 if on or after July 7, 2014, all of the conditions of the Offer have been satisfied or waived by Parent and the Purchaser, other than the HSR Condition and/or the Legal Requirements Condition (to the extent relating to the Antitrust Laws).

The Purchaser is not required to, and without Vocus’s prior written consent will not, extend the Offer beyond July 7, 2014, which date will automatically be extended to October 6, 2014 if necessary to satisfy (i) the HSR Condition or (ii) the Legal Requirements Condition (to the extent relating to the Antitrust Laws), so long as all other conditions described in Section 14—“Conditions of the Offer” (other than those conditions that by their nature are to be satisfied at the Expiration Date) have been satisfied or waived as of such date (the “End Date”). The Purchaser will not, without Vocus’s prior written consent, extend the Offer if all conditions to the Offer have been satisfied. The Purchaser has the right in its sole discretion to extend the Offer for one or more periods of up to five business days in the aggregate if all of the conditions to the Offer have been satisfied or waived and the required amount of the proceeds of the Debt Financing has not been received by Parent or the Purchaser as of the Expiration Date. Any extension of the Offer will be effected by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the applicable Expiration Date.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Vocus except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within one business day, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

The Purchaser is not required to accept for payment any Shares validly tendered in the Offer unless such number of Shares, together with the number of Shares, if any, then owned by Parent or the Purchaser or their respective subsidiaries, satisfies the Minimum Condition.

Vocus’s Board of Directors. Under the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer that satisfy the Minimum Condition, and from time to time thereafter (subject to applicable law and the rules and regulations, including listing standards, of the NASDAQ Global Select Market or other United States national securities exchange registered under the Exchange Act on which the Shares are then traded), the Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to Vocus’s board of directors that will give the Purchaser representation on Vocus’s board equal to the total number of directors on Vocus’s board of directors (after giving effect to any increase in the number of directors described below) multiplied by the percentage that the Shares purchased in the Offer bears to the total number of Shares then outstanding. At the Purchaser’s request, Vocus will increase the size of Vocus’s board or use its reasonable best efforts to secure the resignations of its incumbent directors as is necessary to provide the Purchaser with such level of representation on Vocus’s board and will cause the Purchaser’s designees to be elected or appointed to Vocus’s board of directors. After the Purchaser accepts for payment any Shares validly tendered in the Offer, Vocus has also agreed to cause the Purchaser’s designees to serve, in the same relative percentage as they hold on the board of directors on (i) each committee of Vocus’s board of directors and (ii) each board of directors and each committee thereof of Vocus’s subsidiaries, to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

At or prior to the effective time of the Merger, if there is at least one director of Vocus on the board who is currently a member of Vocus’s board or elected or appointed by the current members of Vocus’s board or elected or appointed by the current members of Vocus’s board (a “Continuing Director”) serving on Vocus’s board of directors, the approval of a majority of the Continuing Directors (or of the sole Continuing Director if there is then only one Continuing Director) is required for Vocus to:

•	amend or terminate the Merger Agreement;

•	extend the time for the performance of any of the obligations of Parent or the Purchaser under the Merger Agreement, or waive compliance with any of the agreements or conditions under the Merger Agreement for the benefit of Vocus;

•	exercise or waive any of Vocus’s rights, benefits or remedies under the Merger Agreement; or

•	take any other action under or in connection with the Merger Agreement that could reasonably be expected to adversely affect any holder of Shares other than Parent, the Purchaser or their subsidiaries.

Top-Up Option. Pursuant to the Merger Agreement, Vocus granted to Parent and the Purchaser a Top-Up Option to purchase, at the Offer Price, the number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent and the Purchaser at the time of such exercise (excluding Shares issuable upon conversion of the Series A Preferred Stock), constitute at least 90% of the number of Shares that would be outstanding immediately after the issuance of all of the Shares subject to the Top-Up Option or (ii) the aggregate number of Shares Vocus is authorized to issue but that are not outstanding, reserved or committed to be issued at the time of such exercise. Parent or the Purchaser will pay the aggregate par value of the Shares issued in the Top-Up Option in cash, and the balance of the aggregate price for the Top-Up Option will be paid by executing and delivering to Vocus a promissory note, bearing interest at the rate of 3% per annum. The promissory note will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Parent or the Purchaser may exercise the Top-Up Option only once, in whole but not in part, after the Purchaser accepts for payment Shares validly tendered in the Offer, and shall exercise the Top-Up Option upon request of Vocus at any time after the Series A Purchase. Parent and the Purchaser are not entitled or required to exercise the Top-Up Option if (A) any applicable law prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto or (B) Parent and the Purchaser own Shares and shares of Series A Preferred Stock representing less than a majority of the voting power of the outstanding Shares and shares of Series A Preferred Stock.

The Merger. The Merger Agreement provides that, following completion of the Offer, the Series A Purchase and, if applicable, the exercise of the Top-Up Option, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into Vocus and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Vocus will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”); and

•	the surviving corporation will possess all property, rights, privileges, immunities, powers and franchises of Vocus and the Purchaser, and all of the debts, liabilities and duties of Vocus and the Purchaser will become the debts, liabilities and duties of the surviving corporation.

At the effective time of the Merger, Vocus’s certificate of incorporation will become the certificate of incorporation of the surviving corporation until the certificate of incorporation is changed or amended in accordance with applicable law. Following the effective time of the Merger, the bylaws of the Purchaser as in effect immediately prior to the effective time of the Merger will be amended and restated to become the bylaws of the surviving corporation, except that all references to the Purchaser will be references to the surviving corporation.

Conditions to the Merger. The obligations of Parent and the Purchaser, on the one hand, and Vocus, on the other hand, to complete the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn in the Offer; and

•	no law or order has been enacted, issued, promulgated or granted by a governmental authority of competent jurisdiction that makes the Merger illegal or prohibits the consummation of the Merger.

The conditions to completion of the Merger may be waived in whole or in part by Parent, the Purchaser and Vocus, to the extent permitted by applicable law.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger:

•	each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled in accordance with the immediately following bullet point, and other than Shares held by a holder who exercises appraisal rights with respect to such holder’s Shares in accordance with the Merger Agreement and applicable law) will be converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax;

•	all Shares and shares of Series A Preferred Stock owned by Vocus as treasury stock or by Parent, the Purchaser or any of their respective subsidiaries immediately prior to the effective time of the Merger will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares and shares of Series A Preferred Stock;

•	each share of common stock, par value $0.01 per share, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger will be converted into one fully paid and nonassessable share of common stock of the surviving corporation; and

•	all shares of Series A Preferred Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $77.30 in cash, without interest and subject to applicable withholding tax.

If prior to the effective time of the Merger the Shares or the shares of Series A Preferred Stock are changed into a different number or class or series of shares or an issuance of Shares or shares of Series A Preferred Stock occurs, then the Offer Price will be adjusted to the extent appropriate to provide the same economic effect as contemplated by the Merger Agreement prior to such event.

After the effective time of the Merger, the Shares and the shares of Series A Preferred Stock will no longer be outstanding and cease to exist, and the holders of certificates or book-entry shares representing the Shares or the shares of Series A Preferred Stock will cease to have any rights with respect thereto, except the right to receive the Offer Price or $77.30, respectively, in cash, without interest, upon the surrender of such certificate. At or prior to the effective time of the Merger, Parent or the Purchaser will deposit with the Depositary the aggregate consideration to be paid to holders of Shares and shares of Series A Preferred Stock in the Merger.

Treatment of Options. Immediately prior to the time that the Purchaser accepts for payment Shares validly tendered in the Offer, each outstanding option to purchase Shares granted pursuant to Vocus’s equity compensation plans will be fully vested and exercisable, and at the time the Purchaser accepts for payment Shares validly tendered in the Offer, each option outstanding will be cancelled in consideration for the right to receive a cash payment equal to the total number of Shares issuable upon exercise of such option, multiplied by the amount, if any, by which the per-Share consideration paid in the Merger exceeds the exercise price per share of such option, less any applicable withholding taxes, to be paid as promptly as reasonably practicable. In the event the exercise price per share of any option exceeds the per-Share consideration paid in the Merger, such option will be cancelled with no payment due to the holder.

Treatment of Restricted Stock. Immediately prior to the time the Purchaser accepts for payment Shares validly tendered in the Offer, each outstanding Restricted Share granted pursuant to Vocus’s equity compensation plans will vest in full and such Restricted Shares will be converted into the right to receive the Offer Price in cash, without interest. Vocus agreed to use reasonable best efforts to permit holders of Restricted Shares to tender such shares in the Offer.

Treatment of Restricted Stock Units. At the time the Purchaser accepts for payment Shares validly tendered in the Offer, each outstanding award of restricted stock units granted under Vocus’s equity compensation plans will be cancelled in consideration for the right to receive a cash payment equal to the per-Share consideration paid in the Merger for each Share underlying such restricted stock unit, to be paid as promptly as reasonably practicable. For each award of restricted stock units the vesting of which is subject to the attainment of performance goals for which the applicable performance period is not complete as of such time, the number of Shares for which payment will be made under the Merger Agreement will be equal to 100% of the number of Shares that could be earned pursuant to such award assuming attainment of 100% of all applicable performance targets.

Treatment of Company Equity Plans. As of the time the Purchaser accepts for payment Shares validly tendered in the Offer, Vocus’s equity compensation plans will be terminated and no further Shares, options, Restricted Shares or restricted stock units will be granted thereunder.

Series A Purchase. Immediately following the time the Purchaser accepts for payment Shares validly tendered in the Offer and prior to the exercise of the Top-Up Option, the Purchaser will purchase the Series A Preferred Stock pursuant to the Series A Purchase Agreement as described in this Section under “Stock Purchase, Non-Tender and Support Agreement.” Parent and the Purchaser have agreed to take all necessary action to waive, effective at the closing of the Series A Purchase, any requirement that Shares be reserved or committed to be issued with respect to the conversion of shares of Series A Preferred Stock.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Vocus to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to Vocus. The assertions embodied in those representations and warranties were made solely for purposes of the

Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Vocus has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	corporate matters related to Vocus and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization and the stated value of the shares of the Series A Preferred Stock;

•	the validity of the Merger Agreement, including approval by Vocus’s board of directors;

•	the inapplicability of state takeover statutes to the Offer or the Merger;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	the absence of undisclosed liabilities;

•	conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor and other employment matters;

•	material contracts;

•	the absence of litigation;

•	environmental matters;

•	intellectual property;

•	taxes;

•	insurance;

•	sufficiency of assets;

•	real property;

•	the opinion of Stifel;

•	the information included in this Offer to Purchase, the Schedule TO, Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9, and any other document required to be filed by Vocus with the SEC or required to be distributed or otherwise disseminated to Vocus’s stockholders in connection with the transactions contemplated by the Merger Agreement;

•	the Rights Agreement;

•	brokers’ fees and expenses; and

•	related party transactions.

Some of the representations and warranties in the Merger Agreement made by Vocus are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, occurrence or development that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Vocus and its subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes changes, events, occurrences or developments only to the extent arising out of, resulting from or attributable to:

•	changes or proposed changes in applicable laws, GAAP or the interpretation or enforcement thereof, except for changes that disproportionately affect Vocus and its subsidiaries in a material manner compared to others in their industry;

•	changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, in the United States or globally, or changes generally affecting the industries in which Vocus or its subsidiaries compete in the United States or globally, except for changes that disproportionately affect Vocus and its subsidiaries in a material manner compared to others in their industry;

•	changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, except for changes that disproportionately affect Vocus and its subsidiaries in a material manner compared to others in their industry;

•	actions expressly required to be taken by Vocus under the Merger Agreement or taken or not taken at the written request of, or with the written consent of, Parent or the Purchaser or actions expressly required not to be taken by Vocus under the Merger Agreement under circumstances where Vocus has requested the written consent of Parent and which consent has not been timely provided (however, this exception will not apply in the context of certain representations and warranties as set forth in the Merger Agreement);

•	the negotiation, announcement or pendency of the Merger Agreement and the transactions contemplated thereby (however, this exception will not apply in the context of certain representations and warranties as set forth in the Merger Agreement);

•	any breach, violation or non-performance of any provision of the Merger Agreement by Parent or the Purchaser;

•	the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to Vocus, its subsidiaries or their employees (including any impact on the relationship of Vocus or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners);

•	any item specifically disclosed in the reports and other documents filed with, or furnished to, the SEC by Vocus during the period since January 1, 2013 and publicly available prior to the date of the Merger Agreement (excluding any exhibits or schedules thereto or any documents incorporated by reference therein and excluding any forward-looking statements or risk factors contained therein);

•	any action arising from allegations of breach of fiduciary duty relating to the Merger Agreement or the transactions contemplated thereby;

•	changes in the trading price or trading volume of Shares, provided that the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred; and

•	any failure by Vocus or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided that the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Vocus with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement and the Series A Purchase Agreement, including approval by Parent’s and the Purchaser’s boards of directors and the Purchaser’s sole stockholder;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	the information included in this Offer to Purchase, the Schedule TO and Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9 and any other document required to be filed by Vocus with the SEC or required to be distributed or otherwise disseminated to Vocus’s stockholders in connection with the transactions contemplated by the Merger Agreement;

•	capitalization of the Purchaser;

•	operations of the Purchaser;

•	ownership of Shares by Parent and the Purchaser;

•	the sufficiency of Parent’s and the Purchaser’s financing and the financing commitments obtained by Parent for the transactions contemplated by the Merger Agreement;

•	ownership of the Purchaser by Parent;

•	brokers’ fees and expenses;

•	solvency of the surviving corporation;

•	shares acquired in the Top-Up Option;

•	the Limited Guaranty; and

•	the Series A Purchase Agreement.

Some of the representations and warranties in the Merger Agreement made by Parent and the Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means a material impairment or delay beyond the End Date of the ability of Parent to perform timely its obligations under the Merger Agreement or to consummate timely the transactions contemplated by the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the effective time of the Merger.

Interim Operating Covenants. Except as otherwise contemplated or permitted by the Merger Agreement, as disclosed prior to execution of the Merger Agreement or as required by applicable law, existing contractual obligations or agreed to in writing by Parent, from the date of the Merger Agreement until the earliest of (i) the effective time of the Merger, (ii) the date the representatives of Parent and the Purchaser comprise a majority of the board of directors of Vocus and (iii) the date the Merger Agreement is terminated, Vocus will, and will cause its subsidiaries to, operate in the ordinary course of business consistent with past practice and will not, and will cause its subsidiaries not to:

•

declare, set aside, or pay any dividend or other distribution (whether payable in cash, stock or otherwise) on any Shares, shares of Series A Preferred Stock or other equity or voting interest of Vocus or purchase, redeem or repurchase any Shares, shares of Series A Preferred Stock or other equity or voting interest of Vocus, except for the acquisition of Shares (i) from holders of its options to pay the exercise price of its options, (ii) from the holders of its options, Restricted Shares or restricted stock units to satisfy tax obligations, or (iii) upon the forfeiture of its options, Restricted Shares or restricted stock units pursuant to their terms;

•	issue, sell, pledge, transfer or dispose of any shares of its capital stock or other equity or voting interest of Vocus or its subsidiaries or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity or voting interest, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interest, except Vocus may (i) issue Shares upon the vesting of its restricted stock units or the exercise of its options, (ii) issue Shares in conversion or exchange of its Series A Preferred Stock and (iii) issue shares of capital stock of any subsidiary of Vocus to Vocus or any of its wholly owned subsidiaries;

•	reclassify, combine, split or subdivide any of its capital stock or any other equity interests of Vocus;

•	incur any indebtedness except for (i) indebtedness incurred under Vocus’s existing credit facility or incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) indebtedness, which at any one time outstanding, does not exceed $3 million, (iii) indebtedness incurred between or among Vocus and its wholly owned subsidiaries or (iv) guarantees of indebtedness otherwise permitted under the Merger Agreement;

•	make any loans, advances or capital contributions to, or investments in, any other person other than (i) loans, advances or capital contributions or investments between or among Vocus and its wholly owned subsidiaries and (ii) investments made in the ordinary course of business in accordance with Vocus’s current cash management investment policies;

•	amend its or its subsidiaries certificate of incorporation, bylaws or other organizational documents;

•	modify or amend in any material respect or terminate any material contract or waive, release or assign any material rights or claims, or enter into any contract that would have been a material contract other than in the ordinary course of business consistent with past practice;

•	voluntarily adopt a plan of liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

•	acquire or dispose of any person or business or division thereof, other than assets acquired or disposed in the ordinary course of business and investments made in the ordinary course of business in accordance with Vocus’s current cash management and investment policies;

•	sell, transfer, assign, license, pledge, encumber, abandon, dedicate to the public, permit to lapse, fail to maintain, or otherwise dispose of any material intellectual property other than in the ordinary course of business consistent with past practice;

•	make any capital expenditures or enter into any commitments for capital expenditures in excess of $2.2 million in the aggregate, subject to the restrictions set forth in the Merger Agreement;

•	settle any action or waive any right thereto in excess of $100,000 individually or $500,000 in the aggregate;

•	other than as required by benefit agreements or benefit plans, (i) grant or provide any change of control, severance, retention, termination or similar payments or benefits to any current or former director, officer, employee or independent contractor, (ii) increase the compensation, bonus opportunity or other benefits of any current or former director, officer, employee or independent contractor, (iii) pay to any current or former director, officer, employee or independent contractor any compensation or benefit not provided for in any such agreement or plan, other than base cash compensation in the ordinary course of business consistent with past practice, (iv) establish, adopt, terminate or amend any benefit plan or benefit agreement except as required by applicable law, (v) enter into a trust, annuity or insurance contract or take any other action to fund or secure the payment of any compensation or benefit, or (vi) take any action to accelerate the time of payment or vesting of any compensation or benefit;

•	enter into a collective bargaining, works council or similar agreement applicable to employees of Vocus or its subsidiaries other than to replace, supplement or extend a collective bargaining agreement that has expired or is reasonably expected to expire before the effective time of the Merger;

•	change in any material respect any of the accounting methods used by Vocus unless required by GAAP, other applicable rules or applicable law;

•	revoke or change any material tax election, change any material tax accounting method, policy or practice except as required by the Code or settle or compromise any material tax liability or refund;

•	redeem the Rights or amend, modify or terminate the Rights Agreement, or render it inapplicable to any person or action other than Parent and the Purchaser in connection with the Merger Agreement;

•	enter into any related party transaction required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

•	take any action that would constitute a liquidation event or cause the stated value with respect to the shares of Series A Preferred Stock to change; or

•	enter into any contract to do any of the foregoing.

Access to Information. From the date of the Merger Agreement until the earlier of the effective time of the Merger and the termination of the Merger Agreement, Vocus will, and will cause its subsidiaries to, give to the representatives of Parent and the Purchaser reasonable access during normal business hours, and upon reasonable notice, to the properties, books and records of Vocus and its subsidiaries and will furnish to such representatives all information concerning the business, properties and personnel of Vocus and its subsidiaries as may reasonably be requested, subject to the limitations set forth in the Merger Agreement. Any information provided by Vocus, its subsidiaries and their representatives to Parent, the Purchaser, or their representatives is subject to the non-disclosure agreement described in this Section under “Non-Disclosure Agreement.”

No Solicitation of Transactions. Vocus has agreed that it will, and will cause its subsidiaries and their respective directors, officers and employees to, and will use its reasonable best efforts to cause its and their other representatives to, cease any discussions or negotiations with any third party with respect to an Acquisition Proposal (as defined below). In addition, until the termination of the Merger Agreement, Vocus will not, and will cause its subsidiaries and their respective directors, officers or employees not to, and will use its reasonable best efforts to cause its and their other representatives not to:

•	solicit, request or knowingly encourage (including by way of furnishing or disclosing information), or knowingly facilitate, or initiate any other action to facilitate or initiate, the making of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to any Acquisition Proposal;

•	continue or otherwise participate in discussions or negotiations with, or furnish or make available any non-public information to, any third person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•	terminate, amend, release, modify or fail to enforce any provisions of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by Vocus or any of its subsidiaries in respect of or in contemplation of an Acquisition Proposal (except that Vocus may waive any provision of such an agreement to the extent Vocus’s board determines in good faith, after consultation with a financial advisor and outside legal counsel, that failure to grant such waiver would be inconsistent with its fiduciary duties to Vocus’s stockholders under applicable law);

•	take any action to make the provisions of any takeover statute inapplicable to any transaction contemplated by any Acquisition Proposal;

•	terminate, amend, release, modify or fail to enforce any provisions of, or grant any permission, waiver or request under the Rights Agreement;

•	terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under certain provisions of Vocus’s certificate of incorporation or bylaws; or

•	propose publicly to do any of the foregoing.

Notwithstanding the restrictions described above, at any time before the Purchaser’s acceptance of Shares for payment in the Offer, Vocus, its subsidiaries and its and their respective representatives may furnish information or disclose non-public information to a third person and parties to the Support Agreements in response to an unsolicited bona fide written Acquisition Proposal, and participate in discussions or negotiations with such person regarding such Acquisition Proposal, if:

•	the Acquisition Proposal did not result from a breach of the no solicitation provisions of the Merger Agreement;

•	Vocus’s board of directors determines in good faith, after consultation with a financial advisor and outside counsel, that the Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below);

•	Vocus’s board of directors determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to Vocus’s stockholders under applicable law;

•	prior to participating in discussions or negotiations or furnishing or disclosing any non-public information, Vocus receives from such person making the Acquisition Proposal an executed confidentiality agreement containing terms not less restrictive in the aggregate upon such person than the terms of the non-disclosure agreement entered into with Parent’s affiliate then applicable to Parent’s affiliate and that does not prohibit Vocus from making disclosures to Parent and the Purchaser required by the Merger Agreement regarding the Acquisition Proposal; and

•	Vocus promptly furnishes or makes available to Parent and its representatives any material non-public information concerning Vocus and its subsidiaries no later than 48 hours after Vocus furnishes or makes available such information to any third person (to the extent such information has not been previously made available by Vocus to Parent or its representatives).

Prior to taking any actions described above, Vocus will (i) promptly and no later than 48 hours prior to taking any such action notify Parent (A) that it proposes to furnish non-public information and/or participate in discussions or negotiations with a third person making an Acquisition Proposal and (B) of the identity of the person or group making such Acquisition Proposal and the material terms and conditions of such proposal and (ii) keep Parent reasonably informed within 48 hours of any material developments or changes with respect to such actions.

Except as expressly permitted in the no solicitation provisions of the Merger Agreement, Vocus’s board will (i) include a Company Board Recommendation (as described below) in Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) not withhold, withdraw, modify or qualify in any manner adverse to Parent or the Purchaser, the Company Board Recommendation, (iii) if a tender offer or exchange offer for Shares and/or shares of Series A Preferred Stock that constitutes an Acquisition Proposal is commenced, recommend against acceptance of such tender or exchange offer by the stockholders of Vocus or (iv) not approve, authorize or recommend or otherwise declare advisable any Acquisition Proposal (each of (i) through (iv), a “Change in Recommendation”). Notwithstanding the foregoing, with respect to (ii) and (iii) above, Vocus’s board may refrain from taking a position with respect to an Acquisition Proposal until the tenth business day following a written request by Parent to Vocus’s board to affirm the Company Board Recommendation after the first public announcement of such Acquisition Proposal without such action being considered a Change in Recommendation, and the failure of Vocus’s board to affirm the Company Board Recommendation on or prior to the expiration of such ten day business day period will constitute a Change in Recommendation. Additionally, Vocus’s board has agreed not to approve, authorize, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any similar contract relating to an Acquisition Proposal.

If prior to the acceptance of Shares by the Purchaser for payment in the Offer, Vocus receives an Acquisition Proposal that the Vocus board determines in good faith, after consultation with a financial advisor and outside legal counsel, constitutes a Superior Proposal, the Vocus board may make a Change in Recommendation only if:

•	Vocus provides prior written notice to Parent, at least three business days in advance (or, with respect to a new notice of any material revisions to the Acquisition Proposal, two business days in advance), of its determination to effect a Change in Recommendation that specifies the basis for such Change in Recommendation, the identity of the third party making such Superior Proposal and the material terms and conditions thereof and includes an unredacted copy of such Superior Proposal (including information relating to financing sources if applicable);

•	the Vocus board of directors determines in good faith, after the conclusion of the negotiations described in the bullet point immediately below, consideration of any changes to the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Limited Guaranty and after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to Vocus’s stockholders under applicable law;

•	Vocus negotiates, and causes its representatives to negotiate, during such three or two business day period, as applicable, after providing such notice, with Parent and its representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty as would permit the Vocus board not to make a Change in Recommendation; and

•	Vocus’s board considers in good faith any changes to the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the last day of such three or two business day period, as applicable, and determines that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.

The Merger Agreement requires Vocus to notify Parent not later than 48 hours after receiving an Acquisition Proposal of (i) such receipt by Vocus or its subsidiaries and (ii) the identity of the person or group making such Acquisition Proposal and the material terms and conditions thereof. Vocus is further required to notify Parent of any material developments or changes to such Acquisition Proposal not later than 48 hours after the occurrence thereof. Vocus also agreed not to enter into, and to cause its subsidiaries not to enter into, any contract that would prohibit Vocus from making disclosures to Parent and the Purchaser required pursuant to the no solicitation provisions of the Merger Agreement.

The Merger Agreement does not prohibit Vocus’s board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 under the Exchange Act with respect to an Acquisition Proposal.

If, prior to the acceptance of Shares by the Purchaser for payment in the Offer, Vocus’s board determines, after consultation with a financial advisor and outside legal counsel, that an Intervening Event (as defined below) has occurred and is continuing, Vocus’s board may effect a Change in Recommendation only if:

•	Vocus provides prior written notice to Parent, at least three business days (two business days with respect to a new notice of any material change to the facts and circumstances relating to the Intervening Event) in advance, of its determination to effect a Change in Recommendation that includes a summary of the Intervening Event;

•	Vocus determines in good faith, after the conclusion of the negotiations described in the bullet point immediately below, consideration of any changes to the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Limited Guaranty and after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to Vocus’s stockholders under applicable law;

•	Vocus negotiates, and causes its representatives to negotiate, during such three or two business day period, as applicable, after providing such notice, with Parent and its representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty as would permit the Vocus board not to effect a Change in Recommendation; and

•	the Vocus board considers in good faith any changes to the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the last day of such three or two business day period, as applicable, and makes the determination required under the second bullet point in this section if such changes were to be given effect.

Vocus has agreed that any violation of the restrictions set forth in the no solicitation provisions of the Merger Agreement by its subsidiaries or by Vocus’s or its subsidiaries’ respective directors, officers, employees or other representatives will be considered a breach of the Merger Agreement by Vocus, regardless of whether or not Vocus used its reasonable best efforts to cause its subsidiaries’ representatives not to violate the no solicitation provisions.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any proposal or offer by a third party:

•	to purchase or otherwise acquire, directly or indirectly, Shares or shares of Series A Preferred Stock (or securities exercisable, convertible, redeemable or exchangeable for Shares) that, if consummated in accordance with its terms, would result in the third party and its affiliates, in the aggregate, beneficially owning, directly or indirectly, more than 15% of the combined voting power of Shares and shares of Series A Preferred Stock outstanding;

•	to purchase or otherwise acquire (including by joint venture or purchase of the equity interest of one or more of the subsidiaries of Vocus), directly or indirectly, more than 15% of the consolidated assets (including intellectual property rights), bookings or revenues of Vocus and its subsidiaries taken as a whole (measured by the fair market value thereof);

•	to effect any merger, consolidation, recapitalization, business combination, joint venture, partnership, share exchange or other similar transaction involving Vocus or any of its subsidiaries pursuant to which any third party and its affiliates, in the aggregate, would hold, directly or indirectly, more than 15% of the combined voting power of the outstanding Shares and shares of Series A Preferred Stock or of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction;

•	to effect any merger, consolidation, business combination or other similar transaction involving Vocus pursuant to which the stockholders of Vocus immediately preceding such transaction hold less than 85% of the combined voting equity interest of the surviving or resulting company following such transaction; or

•	to effect any combination of the foregoing.

•

“Intervening Event” means any material change, event, occurrence or development that first occurs, arises or becomes known to Vocus after the date of the Merger Agreement, to the extent that such change, event, occurrence or development, or the consequences of, such change, event, occurrence or development was not reasonably foreseeable as of or prior to the date of the Merger Agreement. However, the following will not constitute an Intervening Event, nor will the following be taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to occur, in each case to the extent (and only to the extent) that such a change, event, occurrence or development arises out of, results from or is attributable to any of the following: (i) the receipt, disclosure, existence or terms of any Acquisition Proposal, (ii) changes in the trading price or trading volume of Shares, provided that the underlying cause of such changes may be taken into account in determining whether an Intervening Event has occurred and (iii) any meeting or exceeding by Vocus or any of its subsidiaries of any revenue, earnings or other financial projections or forecasts, provided that the underlying cause of such meeting or exceeding may be taken into account in determining whether an Intervening Event has occurred.

•	“Superior Proposal” means a bona fide, written Acquisition Proposal (substituting the term “seventy percent (70%)” for the term “fifteen percent (15%)” in each instance where such term appears in the definition above) by any third party, that the Vocus board determines in good faith, based on the information then available, would be reasonably likely to be consummated in accordance with its terms and, if consummated, would result in a transaction more favorable to the stockholders of Vocus from a financial point of view than the transactions contemplated by the Merger Agreement (including, to the extent applicable, any adjustments to the terms hereof that Parent shall have offered pursuant to the no solicitation provisions of the Merger Agreement), (i) after consultation with a financial advisor and outside legal counsel, (ii) after taking into account all legal, financial, tax, regulatory and other terms and conditions of such proposal (including the financing terms thereof, the nature of the consideration offered and the expected timing and risk and likelihood of consummation) and (iii) if (and only if) such proposal is not a proposal for the purchase of all of the Shares, after considering the value of Vocus and its subsidiaries (as determined by Vocus’s board in good faith after consultation with its financial advisor) after giving effect to the consummation of such proposal and, if applicable, any proposed or contemplated future sale or sales of the remaining assets of Vocus and its subsidiaries.

Efforts to Consummate the Transactions. Each of Vocus, Parent and the Purchaser has agreed to use its reasonable best efforts to (i) make promptly its filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions, (ii) take all actions and do all things necessary, proper or advisable under applicable law to complete the transactions contemplated by the Merger Agreement as promptly as practicable (provided that, with respect to contracts between Vocus or any of its subsidiaries and any third parties, none of the parties will be required to make or agree to make any payment or accept any material conditions or obligations unless such payment, condition or obligation is contingent upon the consummation of the Merger), (iii) obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third party in connection with the transactions contemplated by the Merger Agreement and to fulfill the conditions of the Offer and the Merger and (iv) not take any action reasonably likely to materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement. Additionally, each of Vocus, Parent and the Purchaser has agreed to, as promptly as practicable (and in any event no later than 10 business days after the date of the Merger Agreement), file a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement, and each has agreed not to extend any waiting period under the HSR Act or enter into any agreement with any governmental authority not to consummate the transactions contemplated by the Merger Agreement. Further, each of Vocus, Parent and the Purchaser has agreed to supply, as soon as reasonably practicable, any additional information and documentary material that may be requested pursuant to the HSR Act, and to use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

At any time prior to the time the Purchaser accepts for payment Shares validly tendered in the Offer, Parent will not, and will cause its affiliates not to, enter into any definitive contract with any third person for the acquisition of all or more than 30% of the consolidated businesses or assets of any third person that is a public relations firm or is engaged in providing public relations software or services (each, a “Prohibited Transaction”); provided, however, that from the date Cision AB and its controlled affiliates become an affiliate of Parent until the date an affiliate of Parent controls the board of directors of Cision AB, Parent’s and its affiliates’ obligations with respect to Cision AB and its controlled affiliates will be limited to (i) not consenting to or approving a Prohibited Transaction, (ii) not directing to Cision AB or any of its controlled affiliates any proposal or opportunity that would reasonably be expected to result in a Prohibited Transaction and (iii) not knowingly facilitating or encouraging any proposal or opportunity by Cision AB or any of its controlled affiliates.

Each of Vocus, Parent and the Purchaser has agreed to (i) promptly notify the other party of and furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communications from or with any governmental authority with respect to the transactions contemplated by the Merger Agreement, (ii) permit the other party to review and discuss in advance any proposed written or oral communication with the governmental authority, (iii) not have any communication with the governmental authority with respect to the transactions contemplated by the Merger Agreement unless it has given the other party an opportunity to consult with it in advance and, if permitted by the governmental authority, participate in the communications and (iv) furnish the other party with copies of all filings and communications between it and any such governmental authority with respect to the transactions contemplated by the Merger Agreement.

Each of Vocus, Parent and the Purchaser has agreed to cooperate and use its reasonable best efforts to contest vigorously and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is threatened or in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by the Merger Agreement including by administrative and judicial appeal.

In the event any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any law or if any suit is instituted (or threatened to be instituted) by the United States Federal Trade Commission, the United States Department of Justice or any other governmental authority, each of Vocus, Parent and the Purchaser has agreed to cooperate and use its reasonable best efforts to take all actions and do all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including using reasonable best efforts to take such further action as may be necessary to resolve such objections. However, none of Parent, the Purchaser or Vocus is required to take any of the following actions in connection with their efforts to consummate the transactions contemplated by the Merger Agreement:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its subsidiaries or of Vocus or its subsidiaries;

•	terminating existing relationships, contractual rights or obligations of Parent or its subsidiaries or of Vocus or its subsidiaries;

•	creating any relationship, contractual rights or obligations of Parent or its subsidiaries or of Vocus or its subsidiaries; or

•	effectuating any other change or restructuring of Parent or its subsidiaries or of Vocus or its subsidiaries or otherwise taking or committing to take any actions that limit the freedom of action of Parent or its subsidiaries or of Vocus or its subsidiaries with respect to, or the ability to retain, one or more businesses, product lines or assets.

If after the acceptance of Shares by the Purchaser for payment in the Offer, the Purchaser owns at least 90% of each of the then outstanding Shares and shares of the then outstanding Series A Preferred Stock, Vocus, Parent and the Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with the DGCL. Parent, Purchaser and their respective subsidiaries will take all necessary or appropriate action to transfer their respective ownership of any and all Shares or shares of Series A Preferred Stock to the Purchaser at or prior to the acceptance of Shares by the Purchaser for payment in the Offer and, with respect to any Shares or shares Series A Preferred Stock received following the acceptance of Shares by the Purchaser for payment in the Offer, immediately upon any such receipt.

Public Disclosure. Vocus and Parent have agreed not to make any press release or other announcement concerning the transactions contemplated by the Merger Agreement without the prior consent of the other, except as required by applicable law or NASDAQ Marketplace Rules after reasonable prior consultation with the other, if practicable under the circumstances. However, neither Vocus nor Parent is required to obtain the prior agreement of, or to consult with, the other in connection with any such press release or public announcement if the Vocus board has effected a Change in Recommendation or terminated the Merger Agreement in accordance with its terms.

Employee Matters. As of the acceptance of Shares by the Purchaser for payment in the Offer, and for a period of at least one year following the effective time of the Merger, Parent will provide and will cause its subsidiaries to provide each employee of Vocus or its subsidiaries (as of the acceptance of Shares by the Purchaser for payment in the Offer) with employee benefits, base salary or wages, bonus opportunities and other compensation that are substantially comparable, in the aggregate, to those in effect for such employee immediately prior to the acceptance of Shares by the Purchaser for payment in the Offer, to the extent such benefits and compensation were disclosed to Parent prior to entry into the Merger Agreement (provided that no equity or equity-based or change in control or other special or non-recurring compensation or benefits will be taken into account). Parent will also provide or cause its subsidiaries to provide each employee who is terminated during the first year following completion of the Offer with severance payments and benefits that are substantially comparable, in the aggregate, to the severance payments and benefits to which such employee would have been entitled with respect to a termination immediately prior to completion of the Offer, to the extent such severance plans or policies were made available to Parent on or prior to the date of the Merger Agreement.

Nothing in the above-described employee matters covenants (i) establishes, amends or modifies any benefit plan or benefit agreement, (ii) limits the right of Parent, Vocus or their respective affiliates to amend, terminate or modify any benefit plan or benefit agreement after the acceptance of Shares by the Purchaser for payment in the Offer, (iii) guarantees continued employment for any employee or (iv) gives any person, other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies.

Indemnification of Vocus Directors and Officers. The Merger Agreement provides for certain indemnification and insurance rights in favor of Vocus’s current and former directors and officers, whom we refer to as “indemnified persons.” Specifically, the surviving corporation and its subsidiaries have agreed to indemnify the indemnified persons against, and advance expenses with respect to, all acts or omissions by such persons in their capacities as a director, officer, employee or agent of Vocus or its subsidiaries occurring at or prior to the completion of the Offer, as provided in Vocus’s and its subsidiaries’ respective certificates of incorporation or bylaws or any indemnification agreement. For a period of six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of indemnified persons than are currently set forth in Vocus’s certificate of incorporation and bylaws.

After the completion of the Offer, for a period of six years thereafter, the surviving corporation and its subsidiaries have also agreed to indemnify and hold harmless the indemnified persons to the fullest extent permitted by applicable law against costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any action, investigation or inquiry, whether civil, criminal or administrative, arising out of (i) any action or omission in the indemnified person’s capacity as a director, officer, employee or agent of Vocus or any of its subsidiaries or (ii) any of the transactions contemplated by the Merger Agreement. For the six-year period, the surviving corporation and its subsidiaries have also agreed to advance expenses to the indemnified persons with respect to those matters, subject to an undertaking to repay amounts advanced if ultimately determined that the indemnified person is not entitled to indemnification.

Prior to the time the Purchaser accepts for payment Shares validly tendered in the Offer, Vocus will purchase a six-year “tail” prepaid directors’ and officers’ liability insurance policy subject to a maximum premium equal to 250% of the annual premium currently paid by Vocus and on terms with respect to coverage and amount that are substantially equivalent to those of Vocus’s directors’ and officers’ liability insurance policy currently in effect. Parent has agreed to maintain, or cause the surviving corporation to maintain, the tail policy in effect for the entire coverage period.

Financing. In the Merger Agreement, Parent and the Purchaser have agreed to use reasonable best efforts to obtain the Financing on the terms and conditions described in the Debt Commitment Letter and the Equity Commitment Letter (collectively, the “Financing Letters”), each as described in Section 10—“Source and Amount of Funds,” including to (i) maintain in effect the Financing Letters in accordance with their terms and conditions, (ii) negotiate and enter into definitive agreements to secure the Debt Financing on the terms and conditions contained in the Debt Commitment Letter or on other permissible terms and conditions, (iii) assist the Debt Financing Source in its marketing of the Debt Financing, (iv) timely satisfy all conditions to funding in the Financing Letters and definitive agreements relating to the Financing, (v) consummate the Financing at or prior to the time the Purchaser accepts for payment Shares validly tendered in the Offer and (vi) comply with its obligations under the Financing Letters. Parent and the Purchaser have agreed not to, without the prior written consent of Vocus, amend or modify the Financing Letters or definitive agreements relating to the Financing in a manner that would (A) reduce the aggregate amount of the Financing (unless the Debt Financing or Equity Financing is increased by a corresponding amount) or (B) impose additional conditions to the availability of the Financing, delay or prevent the funding of the Financing or adversely impact the ability of Parent or the Purchaser to enforce its rights against other parties to the Financing Letters or definitive agreements relating to the Financing.

Parent and the Purchaser have agreed to keep Vocus reasonably informed of the status of their efforts to arrange the Debt Financing and to give Vocus copies of the definitive documents for the Debt Financing, if executed prior to the time the Purchaser accepts for payment Shares validly tendered in the Offer. Parent and Purchaser have agreed to give Vocus prompt notice of (i) any breach or default by any party to the Financing Letters or definitive agreements relating to the Financing of which Parent or the Purchaser becomes aware or (ii) the receipt of any written notice or communication from any other party to the Financing Letters with respect to any (A) actual or potential breach, default, termination or repudiation of the Financing Letters or definitive agreements relating to the Financing or (B) material dispute or disagreement between or among the parties to the Financing Letters or definitive agreements relating to the Financing. If a portion of the Financing required to fund the transactions contemplated by the Merger Agreement becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and the Purchaser are required to use reasonable best efforts to arrange and obtain alternative sources of Financing in an amount sufficient to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement on terms and conditions not materially less favorable to Parent and Vocus than the terms and conditions in the Debt Commitment Letter as promptly as practicable.

Financing Cooperation. Vocus has agreed to use its reasonable best efforts to provide, and will cause its subsidiaries to use their reasonable best efforts to provide, and will use its reasonable best efforts to cause its and their respective representatives to provide, to Parent and the Purchaser reasonable cooperation in connection with the arrangement of any Debt Financing as Parent or the Purchaser reasonably requests (except that such requested cooperation may not unreasonably interfere with the ongoing operations of Vocus or its subsidiaries). Such cooperation will include, at Parent’s or the Purchaser’s reasonable request:

•	providing pertinent and customary information relating to Vocus and its subsidiaries in connection with the Debt Financing, to the extent such information is reasonably available to Vocus;

•	participating in a reasonable number of meetings with and presentations to the Debt Financing Source or other prospective lenders and meetings with rating agencies;

•	assisting in the preparation of customary documents and materials and providing information for those materials (other than certain forward-looking information);

•	taking actions as are reasonably requested by Parent, the Purchaser, or the Debt Financing Source to facilitate the satisfaction of all conditions precedent to obtaining the Debt Financing set forth in the Debt Commitment Letter to the extent within the control of Vocus; and

•	to the extent required by the Debt Commitment Letter, taking all actions as are reasonably requested by Parent, the Purchaser, or the Debt Financing Source in connection with the repayment of the existing third party indebtedness for borrowed money of Vocus and its subsidiaries.

Parent has agreed to, upon Vocus’s request, reimburse Vocus for all out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Vocus or its subsidiaries in connection with their cooperation with respect to the Debt Financing and will indemnify and hold harmless Vocus, its subsidiaries and its and their respective representatives against any losses in connection with any action taken, or information used, by them at the request of Parent or the Purchaser pursuant to the financing provisions of the Merger Agreement.

Anti-Takeover Laws. If any “control share acquisition,” “fair price,” “business combination,” or other anti-takeover law is applicable to any of the transactions contemplated by the Merger Agreement, Vocus, Parent and the Purchaser agreed to use reasonable best efforts to take all action reasonably necessary so that such transaction may be consummated as promptly as practicable and otherwise act to eliminate or minimize the effects of such statute or regulation.

Resignation of Directors. Vocus agreed to use its reasonable best efforts to obtain and deliver to Parent prior to the closing of the Merger, the resignation of the directors of Vocus as Parent requests in writing at least five days prior to the Closing.

Termination. The Merger Agreement may be terminated by mutual written consent of Parent and Vocus, at any time prior to the acceptance of Shares by the Purchaser for payment in the Offer.

The Merger Agreement may also be terminated:

•	by either Parent or Vocus (which we refer to as “mutual termination rights”):

•	if (i) as a result of the non-satisfaction of any condition to the Offer (see Section 14—“Conditions of the Offer”) the Offer terminates or expires in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (ii) the Purchaser has not accepted for payment all Shares validly tendered in the Offer on or before the End Date, but this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement was the primary cause or primarily resulted in Shares not having been accepted for payment pursuant to the Offer; or

•	if any governmental authority of competent jurisdiction enacts or issues any law or order such that the conditions to the Offer or the conditions to the Merger cannot be satisfied by the End Date and such law or order has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement has complied in all material respects with its obligations to use reasonable best efforts to complete the transactions contemplated by the Merger Agreement; or

•	by Parent, at any time prior to the acceptance of Shares by the Purchaser for payment in the Offer (which we refer to as “Parent termination rights”):

•	if (i) Vocus breaches or fails to perform any of its representations, warranties, covenants or agreements in the Merger Agreement, (ii) such breaches or failures to perform cause certain conditions of the Offer (see Section 14—“Conditions of the Offer”) to not be satisfied and (iii) either such breaches or failures to perform are not capable of being cured prior to the End Date or at least 30 days have elapsed since delivery of written notice to Vocus and such breaches or failures to perform have not been cured; provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not available to Parent or the Purchaser if either is in material breach of its covenants or agreements set forth in the Merger Agreement; or

•	if (i) Vocus’s board effects or publicly proposes to effect a Change in Recommendation (whether or not in compliance with the no solicitation provisions of the Merger Agreement), (ii) Vocus enters into or publicly proposes to enter into a letter of intent, memorandum of understanding, agreement in principal, merger agreement, acquisition agreement or any similar contract relating to an Acquisition Proposal (each, an “Acquisition Agreement”) or (iii) Vocus willfully and materially breaches its obligations under the no solicitation provisions of the Merger Agreement; or

•	by Vocus (which we refer to as the “Vocus termination rights”):

•	at any time prior to the acceptance of Shares by the Purchaser for payment in the Offer, if (i) Parent or the Purchaser breaches or fails to perform any of its representations, warranties, covenants or agreements in the Merger Agreement, (ii) such breaches or failures to perform, individually or in the aggregate, cause, or would reasonably be expected to cause, a Parent Material Adverse Effect and (iii) either such breaches or failures to perform are not capable of being cured prior to the End Date or at least 30 days have elapsed since delivery of written notice to Parent and such breaches or failures to perform have not been cured; provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not available to Vocus if it is in material breach of its covenants or agreements set forth in the Merger Agreement;

•	at any time prior to the acceptance of Shares by the Purchaser for payment in the Offer, if (i) Vocus has not willfully and materially breached its obligations under the no solicitation provisions of the Merger Agreement, (ii) Vocus’s board effected a Change in Recommendation to accept a Superior Proposal and (iii) Vocus pays the Termination Fee (as defined below) to Parent concurrently with its termination of the Merger Agreement;

•	if the Purchaser fails to commence the Offer in violation of the Merger Agreement, or if all of the conditions to the Offer (see Section 14—“Conditions of the Offer”) are satisfied or waived as of the Expiration Date and the Purchaser fails to accept for payment Shares validly tendered in the Offer within one business day after the Expiration Date; or

•	if all of the conditions to the Offer (see Section 14—“Conditions of the Offer”) are satisfied or waived other than the Financing Proceeds Condition (or, in the event that (i) the Financing Proceeds Condition has not been waived at least five business days prior to the Expiration Date, (ii) there has not been publicly disclosed after the date of the Merger Agreement by Vocus or any third party any Acquisition Proposal and (iii) there has been directly or indirectly disclosed after the date of the Merger Agreement by Parent, the Purchaser, the Debt Financing Source or any of their respective representatives, which disclosure has become public, a change, event, occurrence or development that would reasonably be expected to result in the Financing Proceeds Condition not being satisfied, other than the Financing Proceeds Condition and the Minimum Condition) and Vocus irrevocably confirms to Parent in writing that it is prepared to consummate the transactions contemplated by the Merger Agreement; provided that (A) Vocus is not permitted to terminate the Merger Agreement pursuant to this provision until after the fifth business day after delivery of such confirmation and (B) Vocus is not permitted to terminate the Merger Agreement pursuant to this provision after the satisfaction or waiver by Parent or the Purchaser of the Financing Proceeds Condition.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect, subject to certain exceptions described below and in the Merger Agreement, and there will be no liability or obligation on the part of Parent, the Purchaser or Vocus or their respective representatives, security holders and partners. No party is relieved from liability for any willful and material breach of the Merger Agreement prior to such termination.

In addition, Vocus has agreed to pay Parent a termination fee of $13 million in cash (the “Termination Fee”) if:

•	Parent terminates the Merger Agreement as set forth in the second bullet point under the definition of “Parent termination rights” above; or

•	Vocus terminates the Merger Agreement as set forth in the second bullet point under the definition of “Vocus termination rights” above.

Vocus is also required to pay the Termination Fee if:

•	the Merger Agreement is terminated (i) by Parent or Vocus as set forth in the first bullet point under the definition of “mutual termination rights” above at a time when the only condition to the Offer that is unsatisfied is the Minimum Condition, but only if Parent is not in material breach of its covenants or agreements set forth in the Merger Agreement at such time, (ii) by Parent or Vocus as set forth in the first bullet point under the definition of “mutual termination rights” above at a time when the Merger Agreement is terminable by Parent as set forth in the first bullet point under the definition of “Parent termination rights” above or (iii) by Parent as set forth in the first bullet point under the definition of “Parent termination rights” above;

•	Vocus or a third party publicly discloses prior to the date of termination of the Merger Agreement an Acquisition Proposal made to Vocus, its subsidiaries or any of their respective representatives that has not been publicly and unconditionally withdrawn prior to the date of the termination of the Merger Agreement; and

•	within nine months after such termination, Vocus or one of its subsidiaries consummates an Acquisition Proposal or enters into an Acquisition Agreement with respect to an Acquisition Proposal, provided that, solely for purposes of this bullet point and the immediately preceding bullet point, references to “15%” and “85%” in the definition of “Acquisition Proposal” will be deemed to refer to “50%.”

Parent or the Purchaser has agreed to pay to Vocus a termination fee of $29 million (the “Parent Termination Fee”) if Vocus terminates the Merger Agreement as set forth in any of the first, third or fourth bullet points under the definition of the “Vocus termination rights” above.

In circumstances where the Termination Fee is payable, Parent’s receipt of the Termination Fee is Parent’s and the Purchaser’s sole and exclusive remedy against Vocus and its subsidiaries and any of their related parties for all losses suffered as a result of the failure to consummate the transactions contemplated by the Merger Agreement or for any breach or failure to perform under the Merger Agreement, and none of Vocus, its subsidiaries or their related parties will have any further liability or obligation relating to the Merger Agreement. Except for the indemnification and expense reimbursement obligations set forth in the Merger Agreement, Vocus’s receipt of the Parent Termination Fee is Vocus’s and its subsidiaries’ sole and exclusive remedy against Parent, the Purchaser, the Sponsors, the Debt Financing Source or any of their related parties for all losses suffered as a result of the failure to consummate the transactions contemplated by the Merger Agreement or for any breach or failure to perform under the Merger Agreement, and none of Parent, the Purchaser, the Sponsors, the Debt Financing Source or any of their related parties will have any further liability or obligation relating to the Merger Agreement.

Neither Vocus, on the one hand, nor Parent and the Purchaser, on the other hand, will be required to pay the Termination Fee or the Parent Termination fee, as applicable, more than once, whether or not such fees are payable at different times or upon the occurrence of different events. The Termination Fee and the Parent Termination Fee are required to be paid by wire transfer of immediately available funds to an account designated by Parent or Vocus, respectively. If Vocus or Parent fails to pay the Termination Fee or Parent Termination Fee, as applicable, when due, Vocus or Parent, as applicable, is required to pay to the other all reasonable costs and expenses of collection (including reasonable attorney’s fees) and interest on the amount payable pursuant to the Merger Agreement.

Limitation on Recourse. The Merger Agreement provides that other than (i) pursuant to the non-disclosure agreement (described below) with respect to the parties thereto and in accordance with the terms thereof, (ii) with respect to the right to seek specific performance of the Equity Commitment Letter to the extent permitted by and in accordance with its terms and conditions and (iii) recourse against Fund X/A AIV under the Limited Guaranty to the extent provided therein, any claim or cause of action under the Merger Agreement may only be brought against persons that are expressly named as parties to the Merger Agreement. Other than claims under the non-disclosure agreement and the Equity Commitment Letter, and such recourse against Fund X/A AIV under the Limited Guaranty, no former, current or future direct or indirect equity holders, controlling persons, stockholders, representatives, members, managers, affiliates, general or limited partners or assignees of Vocus, Parent, the Purchaser, Fund X/A AIV or the Debt Financing Source will have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Vocus, Parent or the Purchaser under or based on the Merger Agreement or the transactions contemplated by the Merger Agreement.

Specific Performance. Vocus, Parent and the Purchaser agreed that, if any of the provisions of the Merger Agreement were not performed in accordance with their terms or were otherwise breached, irreparable harm would occur and, in such circumstances, Vocus, Parent and the Purchaser would be entitled, without posting bond or other undertaking, to an injunction, specific performance or other equitable relief to prevent breaches of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties also agreed, in the event a specific performance action is brought in equity, that no party will allege that there is an adequate remedy at law, and that by seeking a specific performance remedy, a party does not waive its right to seek any other form of relief available under the Merger Agreement. Vocus’s right to seek an injunction, specific performance or other equitable remedy in connection with enforcing (i) Parent’s or the Purchaser’s obligation to cause the Equity Financing to be funded, (ii) Parent’s, the Purchaser’s or JMI’s obligation to cause the Series A Purchase to occur, or (iii) Parent’s or the Purchaser’s obligation to consummate the Offer or the Merger will be subject to the requirements that:

•	with respect to the consummation of the Offer and related Equity Financing, all conditions to the Offer described in Section 14—“Conditions of the Offer” have been satisfied or waived, with respect to the Series A Purchase and related Equity Financing, all of the conditions to the Series A Purchase have been satisfied or waived, and with respect to the consummation of the Merger and related Equity Financing, all conditions to the Merger have been satisfied;

•	the Debt Financing has been or will be funded in accordance with its terms at or before the completion of the Offer and the Merger, if the Equity Financing is funded at or before the Offer and the Merger, respectively; and

•	Vocus has confirmed to Parent in writing that if specific performance is granted and the Debt Financing and Equity Financing are funded, Vocus is prepared to consummate the Offer, the Top-Up Option and the Merger.

If a court issues a final and non-appealable ruling declining to specifically enforce the obligations of Parent or the Purchaser under the Merger Agreement pursuant to a claim for specific performance brought against Parent or the Purchaser under this provision, Vocus’s sole and exclusive remedy will be payment of the Parent Termination Fee in accordance with the terms and conditions described above. Although Vocus may pursue both a grant of specific performance as described above, and the payment of the Parent Termination Fee, under no circumstances will Vocus be permitted to receive both a grant of specific performance and the payment of the Parent Termination Fee.

Fees and Expenses. Except as otherwise explicitly provided for in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses; provided, however, that Parent is required to pay the HSR Act filing fee.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Stock Purchase, Non-Tender and Support Agreement

The following summary of certain provisions of the Series A Purchase Agreement is qualified in its entirety by reference to the full text of the Series A Purchase Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties are encouraged to read the Series A Purchase Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the Series A Purchase Agreement and subject to certain conditions described below, JMI, the holder of all of the outstanding shares of Series A Preferred Stock, has agreed immediately after the Purchaser’s acceptance of Shares for payment in the Offer to sell to the Purchaser, free and clear of all encumbrances, and the Purchaser has agreed to buy, all of such shares of Series A Preferred Stock, at a price per share of $77.30.

The Purchaser’s obligation to complete the Series A Purchase is subject to the satisfaction or waiver of the following conditions:

•	the Purchaser having accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer;

•	certain representations and warranties of JMI in the Series A Purchase Agreement being true and correct; and

•	there being no law or order from any governmental authority of competent jurisdiction enjoining or otherwise prohibiting or making illegal the Series A Purchase.

JMI’s obligation to complete the Series A Purchase is subject to the satisfaction or waiver of the following conditions:

•	the Purchaser having accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer; and

•	there being no law or order from any governmental authority enjoining or otherwise prohibiting or making illegal the Series A Purchase.

In addition, JMI has agreed that it will not, without written consent from the Purchaser, (i) tender its shares of Series A Preferred Stock into the Offer or to enter into any agreement that would result in its shares of Series A Preferred Stock being tendered into the Offer, or (ii) convert its shares of Series A Preferred Stock into Shares.

JMI further agreed that it will vote all shares of Series A Preferred Stock beneficially owned or controlled by it, in connection with any meeting of Vocus’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•	against any Acquisition Proposal or any proposal relating to an Acquisition Proposal;

•	against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, sale of substantial assets or other extraordinary corporate transaction; and

•	against any proposal, action or agreement that would reasonably be expected to (i) prevent or nullify any provision of the Series A Purchase Agreement, (ii) result in any of the conditions to the Offer or the Merger not being fulfilled, or (iii) impede, interfere with or prevent the completion of the Offer or the Merger.

Additionally, JMI agreed not to propose, commit or agree to take any action inconsistent with the three preceding bullet points.

During the term of the Series A Purchase Agreement, except as otherwise provided therein, JMI agreed not to:

•	transfer, pledge, hypothecate, encumber, assign or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) any or all of the shares of the Series A Preferred Stock, or any interest therein, except (i) with the Purchaser’s consent, or (ii) by operation of law, in which case the Series A Purchase Agreement binds the transferee of such shares;

•	enter into any contract, option or other agreement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such shares; or

•	deposit any of such shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such shares.

JMI also agreed that any attempted transfer by JMI of its shares of Series A Preferred Stock in violation of the preceding four bullet points will be null and void.

Pursuant to the Series A Purchase Agreement, JMI agreed that it will, and will cause its directors, officers, and employees, and will use its reasonable best efforts to cause its other representatives acting on its behalf to, immediately cease any existing discussions or negotiations with any third parties with respect to any Acquisition Proposal. In addition, JMI agreed that it will not, and will cause its directors, officers, and employees, and will use its reasonable best efforts to cause its other representatives acting on its behalf not to:

•	solicit, request or knowingly encourage (including by way of furnishing or disclosing information), or knowingly facilitate, or initiate any other action to facilitate or initiate, the making of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to any Acquisition Proposal;

•	except to the extent Vocus is permitted to do so under the Merger Agreement, continue or otherwise participate in discussions or negotiations with, or furnish or make available any material non-public information to, any third person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

JMI further instructed Vocus (including its transfer agent) to enter a stop transfer order with respect to all of the JMI’s shares of Series A Preferred Stock and to legend the certificates evidencing such shares. JMI also authorized and instructed Vocus to (i) make a notation on its records and give instructions to the transfer agent not to permit, during the term of the Series A Purchase Agreement, the transfer of the Series A Preferred Stock, and (ii) place (or cause the transfer agent for the Series A Preferred Stock to place) the legend described below on any certificates evidencing the shares of Series A Preferred Stock during the term of the Series A Purchase Agreement.

Parent provided an unconditional and irrevocable guaranty to JMI of due and punctual observance, performance and discharge of the obligations of the Purchaser under the Series A Purchase Agreement.

In the Series A Purchase Agreement, Parent and the Purchaser made certain customary representations and warranties to JMI with respect to, among other things: (i) corporate matters, such as organization, standing, power and authority; (ii) the validity of the Series A Purchase Agreement; (iii) required consents and approvals, and no violations of laws, governance documents or agreements; (iv) absence of litigation; and (v) acknowledging that JMI entered into the Series A Purchase Agreement in reliance on Fund X/A AIV’s execution, delivery and performance of the Equity Commitment Letter.

JMI made certain customary representations and warranties to Parent and the Purchaser with respect to, among other things: (i) title to its shares of Series A Preferred Stock; (ii) corporate matters, such as organization, standing, power and authority; (iii) the validity of the Series A Purchase Agreement; (iv) required consents and approvals, and no violations of laws, governance documents or agreements; and (v) absence of litigation.

The Series A Purchase Agreement may be terminated by the mutual written agreement of the parties. The Series A Purchase Agreement will also terminate upon the earlier of: (i) the later of (a) the effective time of the Merger and (b) the payment to JMI of the purchase price under the Series A Purchase Agreement, or the aggregate consideration due to JMI for the issued and outstanding shares of Series A Preferred Stock under the

Merger Agreement, and (ii) the termination of the Merger Agreement in accordance with its terms. However, no such termination of the Series A Purchase Agreement will relieve JMI from liability for any willful and material breach of the Series A Purchase Agreement prior to such termination.

The Series A Purchase Agreement provides that no rights are conferred under that agreement to any third parties not party thereto, except that Vocus may rely on the Series A Purchase Agreement as a third party beneficiary for certain limited purposes, including for the purpose of specifically forcing the parties to effect the Series A Purchase in accordance with the terms and conditions of the Series A Purchase Agreement and the Merger Agreement.

The Series A Purchase Agreement also provides that each party thereto will be entitled to force the other party to specifically perform through injunctive or other equitable relief to prevent breaches of the Series A Purchase Agreement.

Tender and Stockholder Support Agreement

In connection with the Merger Agreement, each of Okumus, Mr. Rudman and Mr. Vintz (collectively, the “Supporting Stockholders”) entered into Tender and Support Agreements, dated as of April 6, 2014, with Parent and the Purchaser, which we refer to as the “Support Agreements.” The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements themselves, which are incorporated herein by reference. We have filed a copy of each Support Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties are encouraged to read the Support Agreements in their entirety for a more complete description of the provisions summarized below.

The Supporting Stockholders have agreed to tender, or cause to be tendered in the Offer any Shares they hold or acquire after the commencement of the Offer, free and clear of all liens or other encumbrances promptly and in any event no later than the 10th business day following the commencement of the Offer, except with respect to Restricted Shares held by Messrs. Rudman and Vintz, in which case, any tender first requires Vocus to grant appropriate waivers, consents or approvals to permit holders of Restricted Shares to tender such Restricted Shares in the Offer. The Supporting Stockholders have also agreed not to withdraw their Shares once tendered, or cause their Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Purchaser, or the Merger Agreement is terminated prior to the completion of the Offer, Parent and the Purchaser are required to promptly return, and shall cause the Depositary to return, all Shares tendered by the Supporting Stockholders to the registered holders of the Shares tendered in the Offer. The Supporting Stockholders have agreed to waive and not to exercise any appraisal rights or to dissent from the Merger.

Each Supporting Stockholder agrees to vote all Shares beneficially owned or controlled by them (other than Restricted Shares held by Messrs. Rudman and Vintz), in connection with any meeting of Vocus’s stockholders or in any other circumstance in which the vote, consent or other approval of Vocus’s stockholders is sought:

•	against any Acquisition Proposal or any proposal relating to an Acquisition Proposal;

•	against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Vocus; and

•	against any proposal, action or agreement that would reasonably be expected to (i) prevent or nullify any provision of the Support Agreement, (ii) result in any of the conditions to the Merger not being fulfilled or (iii) impede, interfere with or prevent the completion of the Offer or the Merger.

Additionally, each Supporting Stockholder agreed not to propose, commit or agree to take any action inconsistent with the three preceding bullet points.

The Supporting Stockholders will, upon the request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of their Support Agreement.

During the term of each Support Agreement, except as otherwise provided therein, the Supporting Stockholders will not:

•	transfer, pledge, hypothecate, encumber, assign or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) any or all of such Supporting Stockholder’s Shares, or any interest therein, except (i) with Parent’s consent, or (ii) by operation of law, in which case the Support Agreement binds the transferee of such Shares;

•	enter into any contract, option or other agreement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Supporting Stockholder’s Shares; or

•	deposit any of such Supporting Stockholder’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares.

Any attempted transfer by a Supporting Stockholder of its Shares in violation of the preceding four bullet points will be null and void.

Pursuant to the Support Agreements, each Supporting Stockholders agreed that it will and will cause its subsidiaries and their respective directors, officers, and employees, and will use its reasonable best efforts to cause its and their representatives to immediately cease any existing discussions or negotiations with any third parties with respect to any Acquisition Proposal and to not:

•	solicit, request or knowingly encourage (including by way of furnishing or disclosing information), or knowingly facilitate, or initiate any other action to facilitate or initiate, the making of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to any Acquisition Proposal;

•	except to the extent Vocus is permitted to do so under the Merger Agreement, continue or otherwise participate in discussions or negotiations with, or furnish or make available any material non-public information to, any third person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

Notwithstanding the non-solicitation provisions described above, the Support Agreements do not limit the rights of the Supporting Stockholders (or any director, officer or employee of Okumus (or affiliate of Okumus)) who is an officer or director of Vocus from acting solely in his or her capacity as an officer or director and fulfilling the obligations of such office.

Each Supporting Stockholder further agreed to instruct Vocus (including its transfer agent) to enter a stop transfer order with respect to all of the Supporting Stockholder’s Shares and to legend the certificates evidencing such Shares. Each Supporting Stockholder agreed that it will cause Vocus to (i) make a notation on its records and give instructions to the transfer agent not to permit, during the term of the Support Agreements, the transfer of the Shares, and (ii) place (or cause the transfer agent for the Shares to place) the legend described below on any certificates evidencing the Shares.

The Support Agreements may be terminated by the mutual written agreement of the parties. The Support Agreements will also terminated upon the earliest of: (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) a Change in Recommendation (as such term is defined in the Merger Agreement) and (iii) the effective time of the Merger.

Each Support Agreement also provides that each party thereto will be entitled to force the other party to specifically perform through injunctive or other equitable relief to prevent breaches of the Support Agreement.

Non-Disclosure Agreement

The following summary of certain provisions of the non-disclosure agreement is qualified in its entirety by reference to the full text of the non-disclosure agreement, including the amendment to the non-disclosure agreement, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO. Stockholders and other interested parties are encouraged to read the non-disclosure agreement, including the amendment to the non-disclosure agreement, in its entirety for a more complete description of the provisions summarized below.

Vocus and GTCR LLC, an affiliate of Parent and the Purchaser, entered into a non-disclosure agreement, dated December 20, 2013, in connection with GTCR LLC’s evaluation of the potential transaction that resulted in the Offer. Pursuant to the non-disclosure agreement, subject to certain customary exceptions, GTCR LLC agreed to keep strictly confidential all non-public information concerning Vocus furnished by Vocus and its representatives to GTCR LLC and its representatives, and all notes, analyses, compilations, studies or other documents prepared by GTCR LLC or its representatives containing, reflecting or based upon such non-public information. GTCR LLC also agreed that the non-public information furnished to GTCR LLC and its representatives would be used solely for the purpose of considering, evaluating and negotiating the potential transaction that resulted in the Offer. Pursuant to an amendment to the non-disclosure agreement, which is described below, at the request of Vocus at any time after the termination of the Merger Agreement, GTCR LLC and its representatives are required to return or destroy the written non-public information furnished to GTCR LLC and its representatives under the non-disclosure agreement, including any notes, analyses, compilations, studies or other documents prepared by GTCR LLC or its representatives containing, reflecting or based upon such non-public information, subject to certain customary exceptions.

The non-disclosure agreement includes a standstill provision and a non-solicitation provision. Pursuant to the standstill provision, GTCR LLC agreed that, among other things and for a period of 18 months commencing December 20, 2013, GTCR LLC and its affiliates would not:

•	acquire, offer to acquire, or agree to acquire voting securities of Vocus;

•	enter into any contract with respect to any derivatives securities determined by reference or relation to securities of Vocus;

•	acquire, offer to acquire, or agree to acquire assets or businesses of Vocus or any division or operating unit of Vocus;

•	make or participate in any solicitation of proxies with respect to voting securities of Vocus;

•	form, join or participate in any group of persons required to file a Schedule 13D with the SEC under the Exchange Act with respect to Vocus’s securities;

•	make any public announcement of, or submit a proposal for, any extraordinary transaction involving Vocus, or seek to control or influence Vocus’s management, board of directors, policies or affairs;

•	take any action that might require Vocus to make a public announcement regarding any of the types of matters set forth in the first or fourth bullet point above;

•	request or propose that Vocus amend or waive, or consider the amendment or waiver of, any provision set forth in this paragraph, either publicly or in any manner that would reasonably likely to lead to or require public disclosure of such request or proposal;

•	have any discussions or enter into any arrangements, understandings, plans, commitments or agreements with, act as a financing source for or otherwise invest in any significant manner with respect to, or advise, assist or encourage, any person in connection with any of the foregoing; or

•	offer or communicate directly to Vocus’s stockholders in the form of a tender offer, exchange offer or otherwise in relation to the transactions contemplated by the Merger Agreement, unless expressly contemplated by a definitive agreement entered into between GTCR LLC and Vocus.

provided, however, that the restrictions set forth in the preceding ten bullet points will terminate immediately upon (i) the public announcement by Vocus that it has entered into a definitive agreement with a third party for a transaction involving the acquisition of more than 50% of the outstanding equity securities of Vocus or all or substantially all of the assets of Vocus, or (ii) any person or group publicly announces or commences a tender or exchange offer to acquire the Shares, that, if successful, would result in such person or group beneficially owning more than 50% of Vocus’s Shares, and Vocus files a Schedule 14D-9 with respect to such tender or exchange offer that recommends that Vocus’s stockholders accept such offer. The standstill provision expired upon Vocus’s announcement that it had entered into the Merger Agreement.

GTCR LLC also agreed that it will not, except with Vocus’s prior consent, enter into any exclusivity agreement or arrangement with any bank or other debt financing source with respect to a transaction with Vocus.

Pursuant to the non-solicitation provision, GTCR LLC agreed that, among other things and for a period of one year, it would not solicit for hire (or authorize, instruct, or encourage any of its representatives to solicit for hire) any Vocus officer or employee with whom GTCR LLC had contact or who first became known to GTCR LLC in connection with the evaluation of the potential transaction that resulted in the Offer. The non-solicitation provision does not prohibit GTCR LLC from (i) employing any person who responds to general job advertisements or similar notices not targeted at employees of Vocus or (ii) soliciting or hiring employees whose employment has been terminated by Vocus.

On April 6, 2014, Vocus and GTCR LLC entered into an amendment to the non-disclosure agreement. Pursuant to the amendment, GTCR LLC agreed that, without Vocus’s prior consent and excluding the Debt Financing Source, it would not enter into any exclusivity agreement with any bank or debt financing source relating to the potential transaction that resulted in the Offer. The amendment to the non-disclosure agreement also permits GTCR LLC to disclose certain non-public information concerning Vocus to persons or entities identified on a schedule to the amendment to the non-disclosure agreement with respect to any equity or co-investment participation by such person or entity in the transactions contemplated by the Merger Agreement or any transaction to acquire a portion of the equity or assets of Vocus or its subsidiaries; provided, that such person or entity is bound by a confidentiality agreement with GTCR LLC restricting the disclosure and use by such person or entity with Vocus being an express third party beneficiary of such confidentiality agreement.

Exclusivity Agreement

The following summary of certain provisions of the exclusivity agreement is qualified in its entirety by reference to the full text of the exclusivity agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties are encouraged to read the exclusivity agreement in its entirety for a more complete description of the provisions summarized below.

Vocus and GTCR LLC entered into an exclusivity agreement dated March 8, 2014 in connection with the potential transaction that resulted in the Offer. Pursuant to the exclusivity agreement, Vocus agreed, among other things, not to (i) solicit, initial or take any action to facilitate, induce or encourage any inquiries or the making of any proposal or offer from any person or entity (other than GTCR LLC and its affiliates) for the sale of more than 30% of the assets or Shares and shares of Series A Preferred Stock of Vocus, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise or (ii) furnish material non-public information concerning Vocus to any such person or entity, in each case until 5:00 p.m., New York City time, on March 23, 2014. These obligations expired at such time and were not extended. GTCR LLC agreed, among other things, that GTCR LLC and its affiliates would not (i) solicit, initial or take any action to facilitate, induce or encourage any inquiries or the making of any proposal or offer to or from any person or entity for the acquisition of more than 30% of the assets or capital stock of a public relations firm or a company engaged in providing public relations software or services, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise or (ii) furnish material non-public information concerning GTCR LLC to any such person or entity, in each case, only to the extent not relating to the Cision Acquisition and only until 5:00 p.m., New York City time, on April 9, 2014.

Rights Agreement Amendment

The following summary of certain provisions of the First Amendment to the Rights Agreement, dated as of April 6, 2014, by and between Vocus and American Stock & Transfer Company, LLC, as rights agent (the “Rights Agreement Amendment”), is qualified in its entirety by reference to the full text of the Rights Agreement Amendment, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO, and the Rights Agreement attached as Exhibit 4.1 to Vocus’s Current Report on Form 8-K filed May 13, 2013, which is incorporated herein by reference. Stockholders and other interested parties are encouraged to read the Rights Agreement Amendment and the Rights Agreement in their entirety for a more complete description of the provisions summarized below.

Vocus and American Stock & Transfer Company, LLC, as rights agent, entered into the Rights Amendment, which provides that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the completion of the Series A Purchase, the Offer and the Merger, will not cause the Rights to become exercisable or cause any of the other protective features afforded to Vocus under the Rights Agreement to come into effect. Under the Rights Agreement Amendment, (i) neither Parent nor the Purchaser will be deemed an Acquiring Person (as defined in the Rights Agreement) as a result of the approval, execution, delivery or performance of the Merger Agreement, the Series A Purchase Agreement or the Support Agreements or the completion of the transactions contemplated by the Merger Agreement, including the Series A Purchase, the Offer and the Merger and (ii) no Stock Acquisition Date or Distribution Date (each as defined in the Rights Agreement) will occur by reason of the approval, execution, delivery or performance of the Merger Agreement, the Series A Purchase Agreement or the Support Agreements or the completion of the transactions contemplated by the Merger Agreement, including the Series A Purchase, the Offer and the Merger. The Rights Agreement Amendment also provides that all Rights established under the Rights Agreement will automatically expire immediately prior to the completion of the Merger.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	any waiting period (or any extension thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date (the “HSR Condition”);

•	at the Expiration Date any of the following shall have occurred and be continuing:

•	there shall be enacted, issued or promulgated any law, statute, ordinance, rule, regulation or order, or issued or granted any order, writ, judgment, injunction, decree, stipulation, determination or award by a governmental authority of competent jurisdiction (whether temporary, preliminary or permanent) enjoining or otherwise prohibiting or making illegal the completion of the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option, the Series A Purchase and the Merger (the “Legal Requirements Condition”);

•	any representation or warranty of Vocus contained in the first and fourth sentences of Section 5.4(a) and Section 5.4(b) (relating to the capitalization of Vocus) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of the Expiration Date (other than inaccuracies that would not result in an increase of more than 1% of the total consideration payable under the Merger Agreement);

•	any representation or warranty of Vocus contained in Section 5.1(a) (relating to organization and valid existence of Vocus), Section 5.2 (relating to authorization, validity and corporate action regarding the Merger Agreement), Section 5.3(a) (relating to violations of Vocus’s organizational documents), the second and third sentences of Section 5.4(a) (relating to capitalization of Vocus), Section 5.19 (relating to brokers or finders employed by Vocus) and Section 5.22 (relating to the Rights Agreement) of the Merger Agreement shall not be true and correct in all material respects as of the Expiration Date as though made on and as of the Expiration Date (except to the extent they refer to another date, in which case as though made on and as of such other date);

•	any representation or warranty of Vocus contained in Section 5.7 (relating to the absence of certain changes since December 31, 2013) of the Merger Agreement shall not be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date;

•	except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true and correct, a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”), any other representation or warranty of Vocus contained in Article 5 of the Merger Agreement (other than the representations and warranties referenced in the immediately preceding three bullet points) (without giving effect to any reference to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality) shall not be true and correct as of the Expiration Date as though made on and as of the Expiration Date (except to the extent they refer to another date, in which case as though made on and as of such other date);

•	Vocus shall have failed to perform or to comply in all material respects with the covenants and agreements to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date;

•	since the date of the Merger Agreement, any change, event, occurrence or development shall have arisen, occurred, come into existence or become known that has had or would reasonably be expected to have, individually or in the aggregate with all other such changes, events, occurrences or developments, a Company Material Adverse Effect, which is continuing;

•	Parent shall have not received a certificate, executed by a senior executive officer of Vocus and dated as of the Expiration Date, to the effect that the conditions set forth in the immediately preceding seven sub-bullet points above have been satisfied;

•	the marketing period has not continued for 15 consecutive business days throughout and at the end of which Parent and the Debt Financing Source have had access to certain required financial information concerning Vocus and all requested marketing materials required by the Debt Commitment Letter, in each case, without Vocus’s auditors having withdrawn any audit opinion with respect to any such financial information or such required information being subject to any pending restatement; provided, that (i) the marketing period will not include July 2, 2014 and July 3, 2014 (which will be disregarded for purposes of calculating the consecutive business days), (ii) the marketing period will end on or prior to August 15, 2014 or, if the marketing period has not ended on or prior to August 15, 2014, then the marketing period will commence no earlier than September 2, 2014, and (iii) the marketing period will end on any earlier date that is the date on which the Debt Financing is consummated;

•	Parent (either directly or through its subsidiaries) shall not have received the required amount of the proceeds of the Debt Financing or, alternatively, the Debt Financing Source, following Parent’s request, shall not have confirmed to Parent or the Purchaser in writing that, cancelable only upon the non-satisfaction or waiver of the other conditions described in this Section 14, the non-satisfaction or waiver of the conditions to the Merger or the absence of the funding of the Equity Financing, the required amount of the proceeds of the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the closing of the Merger (the “Financing Proceeds Condition”);

•	(i) the Series A Purchase Agreement shall not be in full force and effect, (ii) JMI shall have breached the Series A Purchase Agreement in a manner that would prevent JMI from conveying title to all of the then outstanding shares of Series A Preferred Stock to the Purchaser immediately following the Purchaser’s acceptance of Shares in the Offer, (iii) JMI shall not have delivered to the Purchaser certificates and book entry shares, as applicable, representing all the then outstanding shares of Series A Preferred Stock accompanied by duly executed stock powers or other instruments of transfer or (iv) JMI shall not have irrevocably confirmed to Parent or the Purchaser in writing that it will take such actions within its control to complete the purchase and sale of the shares of Series A Preferred Stock, subject only to the occurrence of the Purchaser’s acceptance of Shares in the Offer, in accordance with the terms of the Series A Purchase Agreement; or

•	the Merger Agreement shall have been properly and validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time and in their sole discretion (except the Minimum Condition may not be waived without the consent of Vocus), in each case subject to the provisions of the Merger Agreement and applicable law. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.

15. Certain Legal Matters

Except as described in this Section 15, based on information provided by Vocus, none of Vocus, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of Vocus that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Vocus’s business or that certain parts of Vocus’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Business Combination Statutes. Vocus is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon business combinations involving Vocus. The following description is not complete and is qualified in its entirety by reference to the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. Generally, an amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Vocus’s certificate of incorporation nor bylaws excludes Vocus from the coverage of the Business Combination Provisions. Upon completion of the Offer, Parent and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by Vocus’s board of directors, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, Vocus’s board of directors approved the execution of the Merger Agreement and the transactions contemplated thereunder, including the Offer and the Merger. Accordingly, Parent and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the completion of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Antitrust Matters

The United States. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Parent filed its Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC on April 11, 2014, and Vocus made such filings on April 18, 2014. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th day following Parent’s filing, unless early termination of the waiting period is granted by the DOJ or the FTC. However, the DOJ or the FTC may extend the waiting period by issuing a request for additional information or documentary material to Parent or Vocus (a “Second Request”). If a Second Request is issued, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent with the Second Request, unless the Second Request is earlier terminated by the DOJ or the FTC. After that time, such waiting period may be extended only by court order or with the consent of Parent. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. In practice, substantial compliance with a Second Request can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it deems necessary to or desirable for the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to require advance notification or approval of, or otherwise prohibit, restrict or regulate a merger or other transaction that may be decreed to have the purpose or effect of monopolizing or restraining trade or lessening competition through merger or acquisition.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Miscellaneous

We are making the Offer to all holders of Shares other than Vocus. We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letters of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Vocus has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Vocus” and Section 9—“Certain Information Concerning Parent and the Purchaser.”

GTCR Valor Merger Sub, Inc.

April 18, 2014

SCHEDULE I

INFORMATION RELATING TO THE OFFEROR GROUP

1. GTCR Valor Merger Sub, Inc. (the “Purchaser”) and GTCR Valor Companies, Inc. (“Parent”)

Parent is controlled by GTCR Valor Holdings, Inc., a Delaware corporation (“Holdings”), by virtue of it being the sole stockholder of Parent. Holdings is controlled by Canyon Investments S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Investments”), by virtue of it being the sole stockholder of Holdings.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser, Holdings and Parent are set forth below. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, President and Director	Managing Director of GTCR LLC
Mark M. Anderson, Vice President, Treasurer and Director	Managing Director of GTCR LLC
Lawrence C. Fey IV, Director	Principal of GTCR LLC
Stephen P. Master, Director	Vice President of GTCR LLC
Christian B. McGrath, Vice President and Secretary	General Counsel of GTCR LLC
Jeffrey S. Wright, Vice President	Associate General Counsel of GTCR LLC*

*	Prior to October 17, 2010, Mr. Wright was an attorney at Winston & Strawn LLP.

2. Canyon Investments

Canyon Investments is controlled by Canyon Holdings S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Investments. Canyon Holdings is controlled by GTCR Canyon Holdings Cayman LP, a Cayman Islands exempted limited partnership (“GTCR Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Holdings.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managers of Canyon Investments and Canyon Holdings are set forth below. Canyon Holdings and Canyon Investments have no officers. The business address and phone number of the Class A managers is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All Class A managers listed below are citizens of the United States. The business address and phone number of the Class B managers is 6D, route de Treves, L-2633 Senningerberg, Luxembourg, +352 26 68 62 1. Mr. Lundin is a citizen of Sweden, Mr. Carroll is a citizen of Ireland, and Mr. Bradfer is a citizen of Belgium.

Class A Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Christian B. McGrath	General Counsel of GTCR LLC
Jeffrey S. Wright	Associate General Counsel of GTCR LLC*

*	Prior to October 17, 2010, Mr. Wright was an attorney at Winston & Strawn LLP.

Class B Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Peter Lundin	Vice President of MaplesFS (Luxembourg) S.A.
Ronan Carroll	Senior Vice President of MaplesFS (Luxembourg) S.A.*
Cedric Bradfer	Senior Vice President of MaplesFS (Luxembourg) S.A.**

*	Prior to August 16, 2010, Mr. Carroll was a Director at NEA Kerry.
**	Prior to November 1, 2010, Mr. Bradfer was a Team Manager at Intertrust Luxembourg S.A.

3. GTCR Canyon Holdings

GTCR Canyon Holdings is controlled by GTCR Canyon Partners, Ltd., a Cayman Islands limited company (“Canyon Partners”), by virtue of it being the general partner of GTCR Canyon Holdings. Canyon Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Canyon Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X AIVs”), hold substantially all the limited partnership interests in GTCR Canyon Holdings. The Fund X AIVs are controlled by GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV.

GTCR Canyon Holdings is controlled by its general partner, Canyon Partners, and has no officers or directors.

4. Canyon Partners

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Canyon Partners are set forth below. The sole stockholder of Canyon Partners is Investment X AIV. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, Director and Proper Officer	Managing Director of GTCR LLC
Mark M. Anderson, Director and Proper Officer	Managing Director of GTCR LLC
Lawrence C. Fey IV, Director	Principal of GTCR LLC
Anna May L. Trala, Appointed Officer	Chief Financial Officer of GTCR LLC
Christian B. McGrath, Appointed Officer	General Counsel of GTCR LLC
Craig A. Bondy, Proper Officer	Managing Director of GTCR LLC
David A. Donnini, Proper Officer	Managing Director of GTCR LLC
Constantine S. Mihas, Proper Officer	Managing Director of GTCR LLC
Collin E. Roche, Proper Officer	Managing Director of GTCR LLC
Sean L. Cunningham, Proper Officer	Managing Director of GTCR LLC
Aaron B. Cohen, Proper Officer	Managing Director of GTCR LLC

5. Fund X AIVs

The Fund X AIVs are controlled by Partners X AIV, by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV. Fund X/A AIV, Fund X/C AIV and Partners X AIV have no officers or directors.

6. Investment X AIV

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Investment X AIV are set forth below. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, Director and Proper Officer	Managing Director of GTCR LLC
Mark M. Anderson, Director and Proper Officer	Managing Director of GTCR LLC
Lawrence C. Fey IV, Director	Principal of GTCR LLC
Anna May L. Trala, Appointed Officer	Chief Financial Officer of GTCR LLC
Christian B. McGrath, Appointed Officer	General Counsel of GTCR LLC
Craig A. Bondy, Proper Officer	Managing Director of GTCR LLC
David A. Donnini, Proper Officer	Managing Director of GTCR LLC
Constantine S. Mihas, Proper Officer	Managing Director of GTCR LLC
Collin E. Roche, Proper Officer	Managing Director of GTCR LLC

Facsimile copies of the Letter of Transmittal for Shares and the Letter of Transmittal for Employee Restricted Shares, properly completed and duly signed, will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Vocus or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com